Registration Statement No. _______
                           811-04633

As Filed with the Securities and Exchange Commission on November 27, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933                [ X ]

Pre-Effective Amendment No. ____          [  ]

Post-Effective Amendment No.____         [  ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ X ]

Amendment No.____          [  ]

Sun Life (N.Y.) Variable Account D
Registrant

Sun Life Insurance and Annuity Company of New York
Depositor

60 East 42nd Street, Suite 1115
New York, New York  10165
Depositor's Address

1-866-702-6998
Depositor's Telephone Number

Bruce Teichner
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
Name and Address of Agent For Service

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies is being registered under the Securities Act of 1933.
                                Title and Amount of Securities Being Registered

As soon as practicable after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A

Sun Prime Variable Universal Life Insurance
Sun Life (N.Y.) Variable Account D
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy and Certificate
Prospectus
December 31, 2007

This prospectus describes combination fixed and variable universal life insurance issued by Sun Life Insurance and Annuity Company of New York ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life (N.Y.) Variable Account D, one of our separate accounts.  Sun Prime Variable Universal Life is being offered on a group basis.  The group policy is held by a trust; individuals are issued Certificates under the group policy.  This prospectus describes all the features of the policy that relate to the Certificate.  The policy will never terminate as long as there is an active Certificate thereunder.  This prospectus contains important information You should understand before purchasing a Certificate.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Variable Sub-Accounts and a Fixed Account.  The Variable Sub-Accounts invest in shares of the following Funds:

ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS/Sun Life Total Return Series (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS/Sun Life Emerging Markets Equity Series (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
PIMCO VIT High Yield Portfolio (Administrative Class)	M Funds – Business Opportunity Value
SC PIMCO High Yield Fund (Initial Class)	M Funds – Turner Core Growth
INFLATION-PROTECTED BOND	MFS/Sun Life Value Series (S Class)
PIMCO VIT Real Return Portfolio (Administrative Class)	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
INTERMEDIATE TERM BOND	Oppenheimer Main Street Fund/VA (Service Shares)
Franklin U.S. Government Fund (Class 2)	SC Davis Venture Value Fund (I Class)
MFS/Sun Life Bond Series (S Class)	SC FI Large Cap Growth Fund (I Class)
PIMCO VIT Total Return Portfolio (Administrative Class)	SC Lord Abbett Growth and Income Portfolio (Initial Class)
Sun Capital Investment Grade Bond Fund (I Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
INTERNATIONAL/GLOBAL EQUITY	REAL ESTATE EQUITY
AIM V.I. International Growth Fund (Series I)	Sun Capital Real Estate Fund® (I Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SHORT TERM BOND
M Funds – Brandes International Equity	PIMCO VIT Low Duration Portfolio (Administrative Class)
MFS/Sun Life Research International Series (S Class)	SC Goldman Sachs Short Duration Fund (Initial Class)
Oppenheimer Global Securities Fund/VA (Service Shares)	SMALL CAP EQUITY
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	DWS Small Cap Index VIP (Class B)
First Eagle Overseas Variable Fund	Franklin Small Cap Value Securities Fund (Class 2)
MID CAP EQUITY	M Funds – Frontier Capital Appreciation
Fidelity VIP Mid Cap Portfolio (Service Class 2)	SC Oppenheimer Main Street Small Cap Fund (I Class)
Lord Abbett Series Fund – Mid –Cap Value Portfolio(Class VC)	Wanger U.S. Smaller Companies
SC Blue Chip Mid Cap Fund (I Class)	SPECIALTY/SECTOR EQUITY
SC Goldman Sachs Mid-Cap Value Fund (Initial Class)	MFS/Sun Life Utilities Series (S Class)
MONEY MARKET	SPECIALTY/SECTOR COMMODITY
Sun Capital Money Market Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MULTI SECTOR BOND	TARGET DATE
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

AIM Advisors, Inc. advises the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  Lord, Abbett & Co. LLC advises the Lord Abbett Portfolios.  M Financial Investment Advisers, Inc. advises the M Funds.  Massachusetts Financial Services Company, our affiliate, advises the MFS/Sun Life Series.  OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs and is subadviser of the SC Oppenheimer Main Street Small Cap Fund.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Davis Advisors is the subadviser of the SC Davis Venture Value Fund.  Goldman Sachs Asset Management, L.P. is the subadviser of the SC Goldman Sachs Mid-Cap Value Fund and the SC Goldman Sachs Short Duration Fund.  Lord, Abbett & Co. LLC is the subadviser of the SC Lord Abbett Growth and Income Fund.  Pacific Investment Management Company LLC is the subadviser of the SC PIMCO High Yield Fund.  Pyramis Global Advisors, LLC is the subadviser of the SC FI Large Cap Growth Fund.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Insurance and Annuity Company of New York
Service Office: One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 838-9673

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Table of Contents

Topic	Page

Risk/Benefit Summary of Certificate [INSERT PAGE NUMBER]
Sun Life Insurance and Annuity Company of New York [INSERT PAGE NUMBER]
The Variable Account [INSERT PAGE NUMBER]
The Funds [INSERT PAGE NUMBER]
Fees and Expenses of the Funds [INSERT PAGE NUMBER]
Our General Account [INSERT PAGE NUMBER]
Investment Programs [INSERT PAGE NUMBER]
Dollar Cost Averaging [INSERT PAGE NUMBER]
Asset Rebalancing [INSERT PAGE NUMBER]
Asset Allocation [INSERT PAGE NUMBER]
About the Certificate [INSERT PAGE NUMBER]
Certificate Application, Issuance and Initial Premium [INSERT PAGE NUMBER]
Death Benefit Compliance Test [INSERT PAGE NUMBER]
Right of Return Period [INSERT PAGE NUMBER]
Premium Payments [INSERT PAGE NUMBER]
Premium [INSERT PAGE NUMBER]
Guideline Premium Test Limitations [INSERT PAGE NUMBER]
Net Premiums [INSERT PAGE NUMBER]
Allocation of Net Premium [INSERT PAGE NUMBER]
Planned Periodic Premiums [INSERT PAGE NUMBER]
Death Benefit [INSERT PAGE NUMBER]
Death Benefit Options [INSERT PAGE NUMBER]
Changes in the Death Benefit Option [INSERT PAGE NUMBER]
Changes in SFA and SIA [INSERT PAGE NUMBER]
Minimum Changes [INSERT PAGE NUMBER]
Increases [INSERT PAGE NUMBER]
Decreases [INSERT PAGE NUMBER]
Accessing Your Account Value [INSERT PAGE NUMBER]
Surrenders and Surrender Charges [INSERT PAGE NUMBER]
Partial Withdrawals [INSERT PAGE NUMBER]
Certificate Loans [INSERT PAGE NUMBER]
Short-Term Trading [INSERT PAGE NUMBER]
The Funds’ Harmful Trading Policies [INSERT PAGE NUMBER]
Transfer Privileges [INSERT PAGE NUMBER]
Account Value [INSERT PAGE NUMBER]
Account Value of the Variable Sub-Accounts [INSERT PAGE NUMBER]
Net Investment Factor [INSERT PAGE NUMBER]
Splitting Units [INSERT PAGE NUMBER]
Insufficient Value [INSERT PAGE NUMBER]
Grace Period [INSERT PAGE NUMBER]
No-Lapse Guarantee [INSERT PAGE NUMBER]
Minimum Premium Test [INSERT PAGE NUMBER]
Charges and Deductions [INSERT PAGE NUMBER]
Premium Expense Charge [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge [INSERT PAGE NUMBER]
Monthly Expense Charge [INSERT PAGE NUMBER]
Monthly Cost of Insurance [INSERT PAGE NUMBER]
Monthly Cost of Insurance Rates [INSERT PAGE NUMBER]
Other Charges and Deductions [INSERT PAGE NUMBER]
Reduced Charges [INSERT PAGE NUMBER]
Supplemental Benefits [INSERT PAGE NUMBER]
Accelerated Benefits Rider [INSERT PAGE NUMBER]
Charitable Giving Benefit Rider [INSERT PAGE NUMBER]
Waiver of Monthly Deductions Rider [INSERT PAGE NUMBER]
Payment of Stipulated Amount Rider [INSERT PAGE NUMBER]
Enhanced Cash Surrender Value Rider [INSERT PAGE NUMBER]
Loan Lapse Protection Rider [INSERT PAGE NUMBER]
Long Term Accumulation Rider (“LTA” Rider) [INSERT PAGE NUMBER]
Travel Assistance Endorsement [INSERT PAGE NUMBER]
Termination of Certificate [INSERT PAGE NUMBER]
Reinstatement [INSERT PAGE NUMBER]
Deferral of Payment [INSERT PAGE NUMBER]
Rights of Owner [INSERT PAGE NUMBER]
Rights of Beneficiary [INSERT PAGE NUMBER]
Other Certificate Provisions [INSERT PAGE NUMBER]
Addition, Deletion or Substitution of Investments [INSERT PAGE NUMBER]
Entire Contract [INSERT PAGE NUMBER]
Alteration [INSERT PAGE NUMBER]
Modification [INSERT PAGE NUMBER]
Assignments [INSERT PAGE NUMBER]
Nonparticipating [INSERT PAGE NUMBER]
Misstatement of Age or Sex [INSERT PAGE NUMBER]
Suicide [INSERT PAGE NUMBER]
Incontestability [INSERT PAGE NUMBER]
Report to Owner [INSERT PAGE NUMBER]
Performance Information [INSERT PAGE NUMBER]
Portfolio Performance [INSERT PAGE NUMBER]
Adjusted Non-Standardized Portfolio Performance [INSERT PAGE NUMBER]
Other Information [INSERT PAGE NUMBER]
Federal Income Tax Considerations [INSERT PAGE NUMBER]
Our Tax Status [INSERT PAGE NUMBER]
Taxation of Certificate Proceeds [INSERT PAGE NUMBER]
Withholding [INSERT PAGE NUMBER]
Tax Return Disclosure [INSERT PAGE NUMBER]
Distribution of Certificate [INSERT PAGE NUMBER]
Voting Rights [INSERT PAGE NUMBER]
Other Information [INSERT PAGE NUMBER]
State Regulation [INSERT PAGE NUMBER]
Legal Proceedings [INSERT PAGE NUMBER]
Experts [INSERT PAGE NUMBER]
Registration Statements [INSERT PAGE NUMBER]
Appendix A - Glossary of Terms [INSERT PAGE NUMBER]
Appendix B - Table of Death Benefit Percentages [INSERT PAGE NUMBER]
Appendix C - Hypothetical Certificate Values for Certificate and Certificate with ECV Rider vs. Certificate with LTA Rider [INSERT PAGE NUMBER]
Appendix D - Privacy Policy [INSERT PAGE NUMBER]

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds.  We have not authorized anyone to provide You with information that is different.

Risk/Benefit Summary of Certificate

Right of Return Period

You may return the Certificate within 10 days from the date of receipt of the Certificate and receive a refund of premium with interest at the then rate being paid by the Company on comparable fixed life insurance policies.

Premium Payments

-
Generally, You must make a minimum Initial Premium payment equal to two Minimum Monthly Premiums.  The minimum Initial Premium is shown in the illustration for the Certificate and is shown in the Certificate.

-	You choose the amount and timing of subsequent premium payments, within certain limits.

-	You may allocate your net premium payments among the Certificate's available Sub-Accounts.

CONTRACT BENEFITS

Account Value

Account Value is the sum of the amounts in each Sub-Account with respect to the Certificate.

The Certificate's Account Value will reflect-

-	the premiums You pay;

-	the investment performance of the Variable Sub-Accounts You select, and/or the interest credited to the Fixed Account;

-	any loans or partial withdrawals;

-	the charges we deduct under the Certificate.

Accessing the Certificate’s Account Value

-	You may borrow from us using your Account Value as collateral.

-
You may surrender the Certificate for its Cash Surrender Value.  Cash Surrender Value is Account Value minus any surrender charges and the amount of any Certificate Debt.  The surrender charge period ends 10 years after You purchase the Certificate or increase the Specified Face Amount of the Certificate.

-
You may make a partial withdrawal of some of the Certificate’s Cash Surrender Value after the Certificate has been in force for one year.  A partial withdrawal will cause a decrease in the Specified Face Amount and any Supplemental Insurance Amount of the Certificate if your death benefit option is Option A.  Reducing the Cash Surrender Value with a partial withdrawal may increase the risk of Certificate lapse.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Certificate must meet one of the following standards-

	-	the Guideline Premium Test, or

	-	the Cash Value Accumulation Test.

-	You choose the applicable test. You may not change your election.

-	Please see the Death Benefit Compliance Test paragraph in the About the Certificate section of the prospectus for the Guideline Premium Test and Cash Value Accumulation Test definitions.

Death Benefit

If the Certificate is in force at the time we receive due proof of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Certificate, less Certificate Debt and any overdue monthly deductions.

Specified Face Amount ("SFA") is the minimum amount of life insurance in the Certificate.  Supplemental Insurance Amount (“SIA”) is the amount of supplemental term life insurance You elect.

SIA has separate cost of insurance charges associated with it.  Those cost of insurance charges are generally lower than the cost of insurance charges that apply to SFA, as are our selling costs, including commissions.  If SIA is combined with SFA, the same amount of premium paid for the combined coverage as compared to all SFA coverage will generate faster cash value accumulation within the Policy.  SIA will terminate at the policy anniversary on which the Insured is Attained Age 121.

-	You have a choice of three death benefit options-

-	the SFA plus any SIA (Option A); or

-	the SFA plus any SIA plus the Account Value (Option B); or

-	the SFA plus any SIA plus the sum of premiums paid (Option C).

-	After the first Certificate Year, You may change the SFA and SIA.

-	After the Certificate Date, You may change the death benefit option.

Investment Options

-	You may allocate your net premium payments among the Variable Sub-Accounts and the Fixed Account.

-	You may transfer amounts from one Variable Sub-Account to another, subject to any limits that we or the Funds may impose. We will notify You in writing of any such limitations.

-	You may transfer amounts to and from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Reinstatement

If the Certificate terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Supplemental Benefits

-	You may supplement the Certificate with the following benefits where available-

-	accelerated benefits
-	waiver of monthly deductions
-	payment of stipulated amount
-	enhanced cash surrender value
-	loan lapse protection
-	long term accumulation (“LTA”)
-	charitable giving
-	travel assistance

-	We will deduct the cost, if any, of the rider(s) from the Certificate's Account Value on a monthly basis.

CONTRACT RISKS

The Variable Account

-	The assets attributable to the Certificates are held in a variable separate account.

-	The assets of the variable separate account are free from our general creditor's claims.

-	The variable separate account is divided into Variable Sub-Accounts.

-	Each Variable Sub-Account invests exclusively in shares of a corresponding mutual fund.

-
When You choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts You have elected.  These conditions include, but are not limited to

-	inflationary forces,

-	changes in rates of return available from different types of investments,

-	changes in employment rates and

-	the presence of international conflict.

-	With such Variable Sub-Accounts, You assume all investment risk. Investment risk is the risk of poor investment performance.

-	Poor investment performance can result in a loss of all or some of your investment.

-	A comprehensive discussion of the risks of such Variable Sub-Accounts may be found in the underlying Fund's prospectus.

-
It is unsuitable to purchase a life insurance certificate as a short-term savings vehicle because surrender charges are highest in the early Certificate Years.  Cost of insurance and other insurance-related charges are appropriate to a life insurance certificate and not to a short-term savings vehicle.

What If Charges and Deductions Exceed Account Value less Certificate Debt?

-
Unless the No-Lapse Guarantee applies, the Certificate will terminate if the Account Value less Certificate Debt at the beginning of any Certificate Month is less than the charges and deductions then due..

-	We will send You notice and allow You a 61 day Grace Period.

-	If, within the Grace Period, You do not make a premium payment sufficient to cover all charges and deductions due, the Certificate will terminate at the end of the Grace Period.

-	If the Certificate terminates, all coverage ceases and no benefits are payable

No-Lapse Guarantee

The Certificate will not terminate during the No-Lapse Guarantee Period if the premiums paid less partial withdrawals less Certificate Debt exceed the sum of Minimum Monthly Premiums from the Certificate Date to the Valuation Date.  The No-Lapse Guarantee Period is based on the Insured's Issue Age and the amount of planned periodic premium You pay.  It may not exceed 20 years.

Federal Tax Considerations

Purchase of, and transactions under, the Certificate may have adverse or unfavorable tax consequences that You should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits, loans and surrenders.

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Certificate.  The first table describes the fees and expenses that You will pay at the time that You buy the Certificate, surrender the Certificate or transfer amounts between Investment Options.

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Premium Expense Charge[1] (3.25% of this Charge is used for state and federal tax obligations) Maximum Charge: Current Charge:	Upon premium receipt	(as a % of premium) 8.25% 6.50%	(as a % of premium) 15.00% 15.00%
Surrender Charge Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, super preferred, non-tobacco, Issue Age 45, Certificate Year 1)	Upon certificate surrender before the eleventh Certificate Year and upon surrender of a Certificate increase before ten years have elapsed from the increase effective date	(Per $1000 of Specified Face Amount “SFA”) $40.13[2,3] $0.16[2,3] $7.76[3]	(Per $1000 of Specified Face Amount “SFA”) None[3]
Loan Lapse Protection Rider[5] Maximum Charge:	On the Rider Exercise Date	(of Account Value) 3.5%	(of Account Value) 3.5%
Transfer Fee Maximum Charge: Current Charge:	Upon each transfer in excess of 12 in a Certificate Year	$15.00 $0.00	$15.00 $0.00

The next table describes the fees and expenses that You will pay periodically during the time You own the Certificate, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Cost of Insurance for SFA Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, super preferred, non- tobacco, Issue Age 45, Certificate Year 1)	At the beginning of each Certificate Month	(Per $1000 of SFA Net Amount at Risk) $83.33[6] $0.02[6] $53.67	(Per $1000 of SFA Net Amount at Risk) $83.33[6] $0.02[6] $56.35
Cost of Insurance for SIA Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, super preferred, non- tobacco, Issue Age 45, Certificate Year 1)	At the beginning of a Certificate Month	(Per $1000 of SIA Net Amount at Risk) $83.33[6] $0.02[6] $53.67	(Per $1000 of SIA Net Amount at Risk) $83.33[6] $0.02[6] $56.35
Mortality and Expense Risk Charge[7] Maximum Charge: Current Charge:	At the beginning of each Certificate Month	(On the assets allocated to the Variable Sub-Accounts)	(On the assets allocated to the Variable Sub-Accounts)
		0.60% per year 0.60% per year	0.25% per year 0.00% per year

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Monthly Expense Charge[8] Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, super preferred, non- tobacco, Issue Age 45)	At the beginning of each Certificate Month	$8.00 + $1.11 per $1000 of SFA $8.00 + $0.02 per $1000 of SFA $8.00 + $0.12 per $1000 of SFA	$8.00 + $4.00 per $1000 of SFA $8.00 + $0.04 per $1000 of SFA $8.00 + $0.20 per $1000 of SFA
Loan Interest[9]	At the end of each Certificate Year	(as a % of Certificate Debt) 4.0%	(as a % of Certificate Debt) 4.0%
Flat Extra Charge Maximum Charge:	At the beginning of a Certificate Month	(Per $1000 of SFA and SIA) $20.00	(Per $1000 of SFA and SIA) $20.00

The next table describes the charges You will pay periodically during the time You own any riders attached to the Certificate.
OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Waiver of Monthly Deductions Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (Issue Age 45)	At the beginning of each Certificate Month	(Per $1000 of SFA and SIA)	(Per $1000 of SFA and SIA)
		$0.18[10] $0.01[10] $0.07	$0.18[10] $0.01[10] $0.07
Payment of Stipulated Amount Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, Issue Age 45, benefit payable to age 70)	At the beginning of each Certificate Month	(Per $100 of Stipulated Amount11)	(Per $100 of Stipulated Amount11)
		$0.79[12] $0.13[12] $0.45	$0.79[12] $0.13[12] $0.45
Enhanced Cash Surrender Value Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, super preferred, non-tobacco, Issue Age 45, Certificate Year 1)	At the beginning of each Certificate Month	(Per $1000 of SFA) $2.06[13] $0.02[13] $0.14	Not available

The next item shows the minimum and maximum total operating expenses charged by the Funds that You may pay periodically during the time that You own the Certificate.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	1.78%

1The elements making up the Premium Expense Charge are discussed on page 26.  The Charge is deducted from premium received.
2The maximum charge possible is the charge for an Insured male, standard, tobacco, Issue Age 85, Certificate Year 1.  The minimum charge possible is the charge for an Insured female, super preferred, non-tobacco, Issue Age 20, Certificate Year 10.  The charge varies based on the SFA, the length of time the Certificate has been in force and the length of time an increase in SFA has been in effect, the Insured’s Issue Age, sex and rating class.
3There are no surrender charges applicable if the Enhanced Cash Surrender Value Rider is attached.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected.
4It is assumed the Owner and the Insured are the same person.
5 The rider charge equals 99.5% of the excess of the Account Value over the Certificate Debt.  For additional detail for the Loan Lapse Protection Rider, please see page 29.
6The maximum charge possible is for an Insured male, standard, tobacco, Issue Age 85, Certificate Year 35.  The  minimum charge possible is for an Insured female, super preferred, non-tobacco, Issue Age 20, Certificate Year 10.  The charges vary based on the length of time the Certificate has been in force and the Insured’s Issue Age, sex and rating class.  For substandard risk classifications, the Company reserves the right to charge up to 500% of the charges shown in the Fee Table.  Please see pages 26-27 of the prospectus for additional detail.
7The annual rate is shown in the table. The charge is deducted on a monthly basis.
8The per $1000 of SFA charge applies for the first 5 Certificate Years following the Issue Date and for the first 5 Certificate Years following the effective date of any increase in SFA.   For a Certificate without the LTA Rider, the maximum charge possible is for an Insured male, standard, tobacco, Issue Age 85.  The minimum charge possible is for an Insured female, super preferred, non-tobacco, Issue Age 18.  For a Certificate with the LTA Rider, the maximum charge possible is for an Insured male, standard, tobacco, Issue Age 85.  The minimum charge possible is for an Insured female, super preferred, non-tobacco, Issue Age 18. The monthly expense charge varies based on the Insured's Issue Age, sex and rating class.
9Loan Interest is charged as a percentage of Certificate Debt and is added to Certificate Debt.  For Certificate Years 10 and thereafter, a Certificate with the LTA Rider has a loan interest rate of 3.0%.  A Certificate without the LTA Rider has a loan interest rate of 3.5%.  See page 20 for additional detail regarding Loan Interest.
10The maximum charge possible is for an Insured, Issue Age 55.  The minimum charge possible is for an Insured, Issue Age 20.  Charges vary by Issue Age only.
11To increase the variety of Stipulated Amounts electable, the charge imposed is per $100 of Stipulated Amount.
12The maximum charge possible is for an Insured male, Issue Age 55, benefit payable to age 70.  The minimum charge possible is for an Insured male, Issue Age 20, benefit payable to age 65.  Charges vary based on the Insured's Issue Age, sex and duration of payment option.  Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  The use of rates for males provides an appropriate range of rates.
13The per $1000 of SFA charge applies for the first 10 Certificate Years following the Issue Date and for the first 10 Certificate Years following the effective date of any increase in SFA.   The maximum charge possible is for an Insured male, standard, tobacco, Issue Age 85.  The minimum charge possible is for an Insured female, super preferred, non-tobacco, Issue Age 18.  The Enhanced Cash Surrender Value Rider charge varies based on the Insured's Issue Age, sex and rating class.

Sun Life Insurance and Annuity Company of New York

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983.  Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life (N.Y.) Variable Account D on April 23, 2003, pursuant to a resolution of our Board of Directors.  The Variable Account may also be used to fund benefits payable under other life insurance certificates and policies issued by us.  We are obligated to pay all benefits payable under the Certificate.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all certificates and policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations for the fixed account allocation and death benefits payable under the certificates are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Variable Sub-Accounts.  Each Variable Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Variable Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to the other income, gains or losses of the other Variable Sub-Accounts.  All amounts allocated to a Variable Sub-Account will be used to purchase shares of the corresponding mutual fund.  The Variable Sub-Accounts will at all times be fully invested in mutual fund shares.  The Variable Account may contain certain variable sub-accounts which are not available under the Certificate.

The Funds

The Certificate offers a number of Fund options shown on page 1.  Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses").  The Fund Prospectuses should be read in connection with this prospectus.  A copy of each Fund Prospectus may be obtained without charge by calling (800) 838-9673, or writing to Sun Life Insurance and Annuity Company of New York, Service Office: One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.  Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Certificate.  Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts.  Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of certificateowners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect certificateowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.

The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values.  These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.  Thus, You indirectly bear the fees and expenses of the Funds You select.  The table presented earlier shows a range of annual expenses paid by the Funds as a percentage on the average daily net asset value of each Fund.

The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses.  The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account is not a security and the general account is not an investment company.  Interests in our general account offered through the Fixed Account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may allocate net premiums to the Fixed Account and may transfer a portion of your investments in the Variable Sub-Accounts to the Fixed Account.  You may also transfer a portion of your investment in the Fixed Account to any of the Variable Sub-Accounts.  Transfers may be subject to certain restrictions.  Please see pages 21-23 for more detail regarding transfer restrictions.

An investment in the Fixed Account does not entitle You to share in the investment experience of our general account.  Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs

Dollar Cost Averaging.  You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us.  Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Variable Sub-Accounts chosen by You, up to a maximum of twelve.  The program continues until your Account Value allocated to the program is depleted or You elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations.  Since the same dollar amount is transferred to other available Variable Sub-Accounts at set intervals, dollar cost averaging allows You to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high.  Therefore, a lower average cost per Unit may be achieved over the long-term.  A dollar cost averaging program allows You to take advantage of market fluctuations.  However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing.  Once your money has been allocated among the Sub-Accounts, the earnings may cause the percentage invested in each Sub-Account to differ from your allocation instructions.  You can direct us to automatically rebalance the Certificate among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program.  The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions.  Rebalancing will not occur if the total Sub-Account allocations are less than $1,000.

There is no charge for asset rebalancing.  In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Certificate Year.  You may not select dollar cost averaging and asset rebalancing at the same time.  We reserve the right to modify, suspend or terminate this program at any time.  We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

Asset Allocation.  One or more asset allocation programs may be made available in connection with the Certificate, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, You may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, You may select one of the asset allocation models, each of which represents a combination of Variable Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If You elect an asset allocation program, we automatically rebalance your premium payments among the Variable Sub-Accounts represented in the model You choose.  We rebalance your premium payments on a quarterly basis, without further instruction from You.  Our asset allocation programs are “static” programs.  We do not change the original percentage allocations among the Variable Sub-Accounts that are used for rebalancing purposes in your chosen model.  We may, however, terminate the program or choose a different model.  Also, the asset allocation models are reviewed and, as a result, may be substituted for new models and existing models may be terminated.   If so, the new models will be offered only to Certificates issued on or after the date the new model goes into effect or to owners who elect an asset allocation program on or after that date.  Owners of any existing asset allocation programs may make an independent decision to change their asset allocations at any time during the duration of an asset allocation model or after the asset allocation model has terminated.  If an existing model is terminated, we will rebalance your Variable Sub-Accounts to the percentage allocations of the terminated model, unless You advise us otherwise.  We will also allocate new premium to the percentage allocations of the terminated model unless otherwise instructed by You.  You should consult your financial adviser periodically to consider whether the model You have selected is still appropriate for You or whether You wish to change your percentage allocations.

About the Certificate

Certificate Application, Issuance and Initial Premium

To purchase a Certificate, You must first submit an application to our Service Office.  We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Certificate on a regular (medical) underwriting basis and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of Insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangement.  The cost of insurance rates are higher for healthy individuals when simplified underwriting is used instead of regular underwriting.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Certificate cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.

You must specify certain information in the application, including the Specified Face Amount, Supplemental Insurance Face Amount, the death benefit option and supplemental benefits, if any.  The Specified Face Amount generally may not be decreased below $100,000-the “Minimum Specified Face Amount.”

While your application is being reviewed, we may make available to You temporary life insurance coverage if You have signed a Certificate Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment.  The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.  Pending approval of your application, any advance payments will be held in our general account.  Upon approval of the application, we will issue to You a Certificate on the life of the Insured.  The Issue Date is the date we produce the Certificate on our system and is specified in the Certificate.  The Investment Start Date is the date the first premium is applied, which will be the later of-

-	the Issue Date,

-	the Certificate Date or

-	the date a premium is paid equal to or in excess of the specified Initial Premium.

If an application is not approved, we will promptly return all advance payments to You.

Death Benefit Compliance Test.  The Certificate must, at all times, satisfy one of two legal standards for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.  We will refer to these standards as the “Cash Value Accumulation Test” and the “Guideline Premium Test.”  Under both tests, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age, whereas those for the Cash Value Accumulation Test vary by age and sex.  The Death Benefit Percentages for the Cash Value Accumulation Test, in general, are greater than those for the Guideline Premium Test.  The Guideline Premium Test imposes limits on the amount of premium You may pay under the Certificate, where the Cash Value Accumulation Test does not.  You must specify in the Certificate application which of these tests will apply to the Certificate.  You may not change your selection once the Certificate has been issued.  In general, if your primary objective is maximum accumulation of Account Value during the initial Certificate Years, then the Cash Value Accumulation Test would be the more appropriate choice.  If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, then the Guideline Premium Test is generally more appropriate.  Because your choice of tests depends on complex factors and may not be changed, You should consult with a qualified tax adviser before deciding.

Right of Return Period

If You are not satisfied with the Certificate, it may be returned by delivering or post-marking it to our Service Office or to the representative from whom the Certificate was purchased within 10 days from the date of receipt of the Certificate (the "Right of Return Period").

A Certificate returned under this provision will be deemed void.  You will receive a refund equal to the sum of all premium payments made with interest at the then rate being paid by the Company on comparable fixed life insurance policies.

We will allocate the net premium payments to the Fixed Account during the Right to Return Period.  Upon expiration of the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in the Fixed Account will be transferred to the Sub-Accounts in accordance with your allocation instructions.

Premium Payments

All premium payments must be made payable to Sun Life Insurance and Annuity Company of New York and mailed to our Service Office.  The Initial Premium will be due and payable as of the Certificate's Issue Date.  The minimum Initial Premium is, generally, two Minimum Monthly Premiums.  The amount of Minimum Monthly Premium is determined by the Specified Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insured.  Additional premium payments may be paid to us subject to the limitations described below.   We will not reject any premium payment necessary to maintain coverage and will provide You notice if additional premium is required to maintain coverage.

Premium.  We reserve the right to limit the number of premium payments we accept in a year.  No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep the Certificate in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Certificate, at its current death benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If You provide satisfactory evidence of insurability, we can retain the premium and increase the death benefit while maintaining the Certificate’s “life insurance” status under the Internal Revenue Code.

We will not accept premium payments that would, in our opinion, cause the Certificate to fail to qualify as life insurance under applicable federal tax law.  If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to You.

Specified Face Amount and Supplemental Insurance Face Amount increases and decreases will impact the level of premium You need to pay to maintain coverage.  Your financial adviser can provide an illustration showing the effects on premium funding of Specified Face Amount and Supplemental Insurance Face Amount changes.

After the certificate anniversary on which the Insured is Attained Age 121, we will not accept any more premium payments for the Certificate.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium You may pay per year.  We will not accept premium payments that would, in our opinion, exceed these limits, if You have chosen this test as the applicable Death Benefit Compliance Test, unless You have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform You of the applicable maximum premium limitations for the coming years in our annual report to You.  In contrast, the Cash Value Accumulation Test does not impose any additional limitations on the amount of premium You may pay.

Net Premiums.  The net premium is the amount You pay as the premium less the Premium Expense Charge. The Premium Expense Charge is a sales load and covers Federal and State tax liabilities related to premium.

Allocation of Net Premium.  Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages.  You must allocate at least 1% of net premium to any Sub-Account You choose. Percentages must be in whole numbers.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20 Sub-Accounts.  You may change your allocation percentages at any time by telephone or written request to our Service Office.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Certificate will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone.  An allocation change will be effective as of the date we receive notice of that change.

Planned Periodic Premiums.  While You are not required to make additional premium payments according to a fixed schedule, You may select a planned periodic premium schedule and corresponding billing period, subject to our limits.  We will send You reminder notices for the planned periodic premium at each billing period as specified in the Certificate, unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; You may increase or decrease the planned periodic premium subject to our limits, and You may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep the Certificate in force, and You may need to change your planned payment schedule or make additional payments in order to prevent termination of the Certificate.  We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify You prior to suspending reminder notices.

Death Benefit

If the Certificate is in force at the time of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the Insured's death.  The amount payable will be:

-	the amount of the selected death benefit option, plus

-	any amounts payable under any supplemental benefits added to the Certificate, minus

-	the value of any Certificate Debt on the date of the Insured's death, minus

-	any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement. You may select between three death benefit options.  You may change the death benefit option at any time.

Death Benefit Options.  The Certificate has three death benefit options. You will be required to select one of them in the Certificate application.  A Certificate will not be issued unless a death benefit option election is made.

 Option A.  Under this option, the death benefit is the greater of-

-	the Certificate’s SFA plus the SIA, or

-	the Account Value multiplied by the applicable death benefit percentage shown in the Certificate.

Option B. Under this option, the death benefit is the greater of-

-	the sum of the SFA, SIA and the Account Value, or

-	the Account Value multiplied by the applicable death benefit percentage shown in the Certificate.

Option C. Under this option, the death benefit is the greater of-

-	the sum of the SFA, SIA and all premiums paid, or

-	the Account Value multiplied by the applicable death benefit percentage shown in the Certificate.

Option A provides a level amount of death benefit.  Option B provides an increasing amount of death benefit due to the inclusion of the Account Value.  While Option B provides a higher death benefit than Option A, the monthly deduction for cost of insurance charges will be higher based on the Specified Face Amount Net Amount at Risk.  Option C also provides a higher death benefit than Option A and may result in a higher monthly deduction for cost of insurance charges depending upon actual premium payments made.  Ask your financial adviser for an illustration to compare costs between Option B and Option C.

Changes in the Death Benefit Option.  You may request a change in the death benefit option.  Changes in the death benefit option are subject to Our underwriting rules in effect at the time of change.  Requests for a change must be made in writing to Us.  The effective date of the change will be the Anniversary on or next following the date We approve your request.

If You change from Option A to Option B, a decrease equal to the Certificate’s Account Value on the effective date of the change will be applied as follows:  first, to the initial SIA; second, to the oldest increases in SIA, in chronological order; third, to the most recent increase in SIA; fourth, to the initial SFA, up to the $100,000 minimum; fifth, to the oldest increases in SFA, in chronological order; and lastly, to the most recent increase in SFA.

If You change from Option B to Option A, an increase equal to the Certificate’s Account Value on the effective date of the change will be applied as follows:  first, to increases which remain in force, beginning with the most recent, be it SFA or SIA; second, to the initial SIA if it remains in force; lastly to the initial SFA.

Option C can only be changed to Option A.  Neither Option A or B can be changed to Option C.  The amount of the death benefit on the effective date of the change will not be altered but the change in death benefit option will affect the determination of the death benefit from that point on.

Changes in SFA and SIA

You may increase or decrease the SFA and SIA of the Certificate within certain limits.

Minimum Changes.  Each increase in the SFA and SIA must be at least $50,000.  We reserve the right to change the minimum amount by which You may change the SFA and SIA.

Increases.  After the first certificate anniversary, You may request an increase in the SFA and SIA.  You must provide satisfactory evidence of the Insured's insurability.  The cost of insurance charges and monthly expense charges applicable to an increase in SFA and SIA may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification.  Additional certificate specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.  Once requested, an increase will become effective at the next certificate anniversary following our approval of your request. The Certificate does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.  Your financial adviser can provide an illustration to show the level of premium funding necessary to maintain coverage at the increased SFA and SIA.

Decreases.  The SFA and SIA can be decreased after the first certificate anniversary.  A decrease will become effective at the beginning of the next Certificate Month following our approval of your request.  The SFA after the decrease must be at least $100,000.  Surrender charges will apply to decreases in the SFA during the surrender charge period except for decreases in the SFA resulting from a change in the death benefit option or a partial withdrawal.  For purposes of determining surrender charges on the SFA and later cost of insurance charges for the SFA and SIA, we will apply a decrease in the following order-

-	first, to the most recent increase in SIA;

-	second, to the next most recent increases in SIA, in reverse chronological order;

-	third, to the initial SIA;

-	fourth, to the most recent increase in SFA;

-	fifth, to the next most recent increases in SFA, in reverse chronological order; and

-	lastly, to the initial SFA.

Accessing Your Account Value

Surrenders and Surrender Charges

You may surrender the Certificate for its Cash Surrender Value at any time while the Insured is living.  If You do, the insurance coverage and all other benefits under the Certificate will terminate.  If You surrender the Certificate and receive its Cash Surrender Value, You may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is the Certificate's Account Value less the sum of-

-	the outstanding balance of any Certificate Debt; and

-	any surrender charges.

We will deduct surrender charges from your Account Value if You surrender the Certificate or request a decrease in the SFA during the surrender charge period.  There are separate surrender charges for the initial SFA and any increase in the SFA You request.  The surrender charge period will start on the Certificate's Issue Date and on the effective date for the increase, respectively.  We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Service Office.

If You surrender the Certificate in the first 10 years or within the first 10 years after an increase in the SFA, we will apply a surrender charge to the initial SFA and to each increase in the SFA other than an increase resulting from a change in the death benefit option.   The surrender charge will be calculated separately for the initial SFA and each increase in the SFA.  The surrender charge will be an amount based on the Certificate's SFA, the length of time the Certificate has been in force and the length of time an increase in the SFA has been in effect, the Insured's Issue Age, sex and rating class.  The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of Specified Face Amount (Non-tobacco Male)
Issue Age 25 $5.62	Issue Age 35 $7.00	Issue Age 45 $11.00
Issue Age 55 $21.00	Issue Age 65 $26.10	Issue Age 75 $31.20

The surrender charge will be calculated based on the surrender charge percentages for the initial SFA and each increase in the SFA as shown in the table below.

Year	Surrender Charge (as a Percentage of the First Year Surrender Charge)

1	100.0
2	100.0
3	90.0
4	75.0
5	70.0
6	60.0
7	45.0
8	35.0
9	20.0
10	7.0
11+	0.0

A surrender charge will be applied for each decrease in the SFA except for decreases in the SFA resulting from a change in death benefit option or partial withdrawal.  These surrender charges will be applied in the following order:

-	first, to the most recent increase;

-	second, to the next most recent increases, in reverse chronological order; and

-	third, to the initial SFA.

On a decrease in the initial SFA, You will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial SFA.  The surrender charge You pay on a decrease that is less than the full amount of an increase in SFA will be calculated on the same basis.  Future surrender charges will be reduced by any incurred for a decrease in the SFA.  Surrender charges will be allocated proportionally among the Sub-Accounts.

Partial Withdrawals

You may make a partial withdrawal of the Certificate once each Certificate Year after the first Certificate Year by written request to us.  Each partial withdrawal must be for at least $500.

If the applicable death benefit option is Option A, the SFA and SIA will be decreased by the amount of the partial withdrawal.  We will apply the decrease to the initial SFA and SIA and to each increase in SFA and SIA in the following order-

-	first, to the initial SIA;

-	second, to the oldest increases in SIA, in chronological order;

-	third, to the most recent increase in SIA;

-	fourth, to the initial SFA, up to the $100,000 minimum;

-	fifth, to the oldest increases in SFA, in chronological order; and

-	lastly, to the most recent increase in SFA.

Unless You specify otherwise, the partial withdrawal will be allocated proportionally among the Sub-Accounts.  We will not accept requests for a partial withdrawal if the SFA remaining in force after the partial withdrawal would be less than the minimum SFA.  A partial withdrawal will be allocated to a Variable Sub-Account at the Unit Value of that Variable Sub-Account next determined after receipt of the partial withdrawal request.  A partial withdrawal may result in taxes and tax penalties.

Certificate Loans

Using the Certificate as collateral, You may request a certificate loan of up to 90% of the Certificate's Cash Value, decreased by the amount of any outstanding Certificate Debt on the date the certificate loan is made.  The Certificate will terminate for no value subject to a grace period if the Certificate Debt exceeds the Cash Value.  During the No-Lapse Guarantee Period, however, the Certificate will not terminate if it satisfies the minimum premium test.  The Loan Lapse Protection Rider may also prevent Certificate termination.  Although the No-Lapse Guarantee and the Loan Lapse Protection Rider may prevent Certificate termination, the conditions under which they apply differ widely, including the length of time the Certificate has been in force and the age of the certificateowner.  Please see the No-Lapse Guarantee section and the Loan Lapse Protection Rider section for additional detail.

You may allocate the certificate loan among the Sub-Accounts.  If You do not specify the allocation, then the certificate loan will be allocated proportionally among the Sub-Accounts.  Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account.

Interest on the certificate loan will accrue daily at 4% annually during Certificate Years 1 through 10.  If the LTA Rider is attached to the Certificate, loan interest is 3.0% in Certificate Year 11 and thereafter.  If the LTA Rider is not attached to the Certificate, loan interest is 3.5% in Certificate Year 11 and thereafter.  This interest will be due and payable to us in arrears on each certificate anniversary.  Any unpaid interest will be added to the principal amount as an additional certificate loan and will bear interest at the same rate and will be assessed in the same manner as the prior certificate loan.

The Cash Surrender Value and the Certificate Proceeds are reduced by the amount of any outstanding Certificate Debt.

All funds we receive from You will be credited to the Certificate as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment.  In the event You have a loan against the Certificate, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not.  Loan repayments will first reduce the outstanding balance of the certificate loan and then accrued but unpaid interest on such loans.

A certificate loan, whether or not repaid, will affect the Certificate Proceeds payable upon the Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value.  The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts while the loan is outstanding, the effect could be favorable or unfavorable.

Short-Term Trading

The Certificate is not designed for short-term trading.  If You wish to employ such strategies, do not purchase a Certificate.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described below under "Transfer Privileges," the Certificate includes limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interest of individual Owners.  The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions into a Fund.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by You directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 30 days of a previous transfer (whether the earlier transfer was requested by You or a third party acting on your behalf).  We may also impose special restrictions on third parties that engage in reallocations of Certificate values.  We may limit the frequency of the transfer and prohibit exchanges into a Fund.

Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the certificateowner’s transfer instructions will be considered a request that is not in good order.  Therefore, neither side of the requested transaction will be honored.  We will provide You notice that the transfer instructions were not executed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other of the Company’s contract owners and Owners, in the following instances:

-   when a new broker of record is designated for the Certificate;
-   when the Owner changes;
-   when control of the Certificate passes to the designated beneficiary upon the death of the Insured;
-   when necessary in our view to avoid hardship to an Owner;
-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and below under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.

We are legally obligated to provide (at the Funds’ request) information about each amount You cause to be deposited into a Fund (including by way of premium payments and transfers under your Certificate) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies You as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by You (or a third party acting on your behalf) into that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if You do not comply with any Fund’s Harmful Trading Policies, You (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.   Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and below under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, You could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.

Transfer Privileges

Subject to the above special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, You may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.  There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Certificate Year.  We will make transfers pursuant to an authorized written or telephone request to us.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Certificate will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  For transactions initiated by telephone, You will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account or the Variable Sub-Account's value from which the transfer will be made.  If You request a transfer based on a specified percentage of the Fixed Account or the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account or the Variable Sub-Account's value at the time the request is received.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20.

An acceptable transfer request will be executed as of the date our Service Office receives your request provided that it is received on a Valuation Date before the close of the NYSE.  An “acceptable transfer request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account, the Fund or us.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the NYSE on a Valuation Date, it will be executed effective on the next Valuation Date.  The Unit Value of Variable Sub-Accounts affected by a transfer request will be that next determined after receipt of such transfer request.

Transfer privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; (2) the frequency of transfers; and (3) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.  We will notify You in writing of any such limitations.  If your Certificate so states in its text or via endorsement, thirty days must elapse between each transfer.

Transfers from the Fixed Account to the Variable Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account at the end of the prior Certificate Year or $5,000, whichever is greater.  We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts. However, if You object to a material change in the Variable Sub-Accounts under your Certificate, You may transfer the Account Value in the affected Variable Sub-Accounts to the Fixed Account within 60 days after the effective date of the material change.

Account Value

Your Account Value is the sum of the values of each Variable Sub-Account plus the value of the Fixed Account.  The Account Value varies depending upon the Premiums paid, Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, certificate loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account is 3% annually.  Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

Account Value of the Variable Sub-Accounts.  We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values.  On any given date, the amount You have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Variable Sub-Account.  Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account.  Units are redeemed when You make partial withdrawals, undertake certificate loans or transfer amounts from a Variable Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees.  The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account.  A Valuation Date is any day on which the NYSE is open for business and valuation will occur at the close of the NYSE. The NYSE historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.  For the first Valuation Date of each Variable Sub-Account, the Unit Value is established at $10.00.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below).  The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Service Office is credited to the Certificate on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the NYSE on a Valuation Date.  In those instances, the premium will be credited on the next Valuation Date. If premium is to be allocated to a Variable Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.

The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the Certificate Date or the Valuation Date we receive a premium equal to or in excess of the Initial Premium.

The Account Value on the Investment Start Date equals:

-	the net premium received, minus

-	the monthly deductions due on the Certificate Date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Variable Sub-Accounts and the Fixed Account.

The Account Value on subsequent Valuation Dates is equal to:

-	the Account Value attributable to the Variable Sub-Account on the preceding Valuation Date, multiplied by that Sub-Account’s Net Investment Factor, plus

-	the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus

-	that portion of Net Premium received and allocated to a Sub-Account during the current Valuation Period, plus

-	any amounts transferred by You to a Sub-Account from another Sub-Account during the current Valuation Period, minus

-	any amounts transferred by You from a Sub-Account to another Sub-Account during the current Valuation Period, minus

-	that portion of any Partial Withdrawal deducted from a Sub-Account during the current Valuation Period, plus

-	any amounts transferred among the Sub-Accounts for a certificate loan, minus

-	that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to a Sub-Account during the current Valuation Period, minus

-	if a Processing Date, that portion of the Monthly Deductions charged to the a Sub-Account for the Certificate Month.

Net Investment Factor.  The net investment factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where:

(1) is the net result of-

-	the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus

-	the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

-
a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Variable Sub-Account; and

(2) is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The “ex-dividend date” is the date after which a Fund share begins trading without the dividend.

The net investment factor may be greater or less than one.

Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Certificate.

Insufficient Value.  The Certificate will terminate for no value, subject to a grace period described below if, on a Processing Date, the Certificate’s Account Value less Certificate Debt is less than or equal to zero.

Certificate termination will not occur if:

1.  You pay premium sufficient to keep the Certificate in force prior to the end of the grace period;

2.  You are within the No-Lapse Guarantee Period and you have paid sufficient premium to satisfy the “minimum premium test” described below; or

3.  The Loan Lapse Protection Rider is in effect and all conditions thereunder have been met.

Grace Period.  If, on a Valuation Date, the Certificate will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Certificate in force.  Notice of premium due will be mailed to your last known address and the last known address of any assignee of record.  We will assume that your last known address is the address shown on the Certificate Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us.  If the premium due is not paid within 61 days after the beginning of the grace period, then the Certificate and all rights to benefits will terminate without value at the end of the 61 day period.  The Certificate will continue to remain in force during this grace period.  If the Certificate Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.

No-Lapse Guarantee.   A No-Lapse Guarantee will eliminate the impact of poor investment performance and risk of Certificate termination because the Account Value is not used to determine if lapse has occurred.  If You pay sufficient premiums to satisfy the minimum premium test described below the Certificate will not lapse.  The length of time your No-Lapse Guarantee is in effect is called the No-Lapse Guarantee Period and is determined by the Insured’s Issue Age and the planned periodic premium You pay.  The No-Lapse Guarantee Period can be as long as 20 years or until the Insured attains age 80, whichever occurs first.

The annual report You receive will advise whether the premiums paid meet the minimum premium test, and, if no further premium is received, how long the No-Lapse Guarantee will last.

Minimum Premium Test.  A Certificate satisfies the minimum premium test if the premiums paid less any partial withdrawals less any Certificate Debt exceed the sum of the "Minimum Monthly Premiums" which applied to the Certificate in each Certificate Month from the Certificate Date to the Valuation Date.

The applicable Minimum Monthly Premiums are specified in the Certificate and are determined based on the length of time of the No-Lapse Guarantee Period elected and the Insured’s Issue Age.

If a Certificate does not satisfy the minimum premium test, additional premium is required to keep the Certificate in force.

Ask your financial adviser for illustrations to show how different premium funding levels for your Certificate will determine the length of the No-Lapse Guarantee Period.

Charges and Deductions

The monthly deductions described below are the Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions after the certificate anniversary on which the Insured is Attained Age 121.

Premium Expense Charge.  We will deduct a Premium Expense Charge from each premium payment upon receipt.  Three and one quarter percent of the charge is used to pay federal, state and local tax obligations.  The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the LTA Rider is not attached to the Certificate, the current Premium Expense Charge is 6.50% in all Certificate Years and will not exceed 8.25%.  If the LTA Rider is attached to the Certificate, the Premium Expense Charge is currently 15.00% in all Certificate Years and is guaranteed not to exceed 15.00% in any Certificate Year.

Mortality and Expense Risk Charge.  This charge is for the mortality and expense risks we assume with respect to the Certificate.  It is a percentage of the Account Value of the Variable Sub-Accounts and, unless You direct otherwise, is deducted proportionally from the Account Value of the Sub-Accounts each month.  We may realize a profit from this charge.

If the LTA Rider is not attached to the Certificate, the current Mortality and Expense Risk Charge percentage is 0.60% annually for Certificate Years 1 through 5 and 0.12% annually thereafter.  The Charge is guaranteed not to exceed those levels for Certificates without the LTA Rider.

If the LTA Rider is attached to the Certificate, the current Mortality and Expense Risk Charge is 0.00%.  Should a Mortality and Expense Charge be imposed, it will not exceed 0.25% annually.

The mortality risk we assume is that the group of lives insured under the Certificates may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We will deduct from your Account Value monthly a charge of $8.00 in all years and a monthly charge based on the SFA for the first 5 Certificate Years following the issuance of the Certificate and the first 5 Certificate Years following the effective date of each increase in the SFA , if any, based on the amount of the increase.  Minimum and maximum Monthly Expense Charges are shown in the Fee Table.  The Monthly Expense Charge is based on the Issue Age, sex and rating class of the Insured and is higher if the LTA Rider is attached to the Certificate.  Unless You direct otherwise, the Monthly Expense Charges will be deducted proportionally from the amounts in the Sub-Accounts and covers administration expenses and issuance costs.  The illustration provided at time of application will show your specific Monthly Expense Charge.

Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  Unless You direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1)	is the Monthly Cost of Insurance rate times the Total Net Amount at Risk divided by 1,000*;

(2)
is the monthly rider cost for any riders which are a part of the Certificate (i.e. Waiver of Monthly Deductions, Payment of Stipulated Amount, Supplemental Insurance, Enhanced Cash Surrender Value); and

(3)	is any additional insurance charge calculated, as specified in the Certificate, for substandard risk classifications, which can be up to 500% of the charge shown in the Fee Table.

*Item (1) above is expressed algebraically as the Monthly Cost of Insurance Rate[Total Net Amount at Risk ÷ 1000].   Please see Appendix A, Glossary of Terms, for definitions of the Total Net Amount at Risk and its components.

The Certificate Net Amount at Risk equals:

-	the death benefit divided by 1.00247; minus

-	your Account Value on the Processing Date prior to assessing the monthly deductions.

The cost of insurance charges described above are determined separately for the initial SFA and SIA and each increase in the SFA and SIA.

The net amount at risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Certificate Debt, any partial withdrawals, transaction fees and periodic charges.

If there are increases in the SFA and SIA other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial SFA and SIA and each increase in the SFA and SIA.  In calculating the net amount at risk, your Account Value will first be allocated to the initial SFA, then to the initial SIA and then to each increase in the SFA and SIA in the order in which the increases were made. It is necessary to allocate Account Value in this manner as different Monthly Cost of Insurance Charges may apply to the initial death benefit and each increase in SFA and SIA.  By way of example, assume the initial death benefit is $500,000 all base, there is a later request for SIA of $400,000 and the Account Value is $600,000.  The net amount at risk of the initial death benefit is $500,000 divided by 1.00247 less $500,000 of Account Value divided by 1.00247. The Account Value must be divided at this stage by 1.00247 because it is incorrect to assign more Account Value than there is initial death benefit.  To determine the net amount at risk of the $400,000 SIA, we take the $400,000 and divide by 1.00247 then subtract the remaining Account Value of $112,052 (which is the result of $500,000 divided by 1.00247 from the initial death benefit net amount at risk calculation).  So the net amount at risk of the initial death benefit is zero and the net amount at risk of the SIA is $286,964.

Monthly Cost of Insurance Rates.  The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the SFA and SIA) are based on the length of time the Certificate has been in force and the Insured's sex , Issue Age and rating class.  The Monthly Cost of Insurance rates applicable to each increase in the SFA and SIA are based on the length of time the increase has been in force and the Insured's sex, Issue Age and rating class.  The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the Certificate will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the Certificate if the LTA Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.  The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables blend smoker and nonsmoker mortality and are generally higher than the rates under the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables. The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables permit greater Certificate funding without violating the Guideline Premium Test so a certificateowner who wishes to heavily fund their Certificate, as with the LTA Rider, would prefer application of these Tables.

Other Charges and Deductions.  Interest charged on outstanding loans as well as the interest credited to loaned values of the Fixed Account is more fully described at page 20.  Additionally, a flat extra charge may apply if an Insured is a substandard risk.  The flat extra charge is determined by our underwriting guidelines and varies proportional to the degree of additional mortality risk borne by the Company.  A flat extra charge will not exceed $20.00 per $1000 of SFA and SIA.  It is deducted from the Account Value on a monthly basis and covers the additional mortality risk of the Insured borne by the Company.  A definition of “flat extra” is provided in the Glossary.

Reduced Charges

We reserve the right to reduce the Premium Expense Charge, Monthly Expense Charge and Mortality and Expense Risk Charge.  We will provide You prompt notice of any reduction.  Reductions will be based on uniformly applied criteria that do not discriminate unfairly against any person.

Supplemental Benefits

The following supplemental benefit riders may be available in your state. Each rider is subject to certain limitations and termination provisions.  Any rider charges imposed are necessary to cover the expenses borne by the Company for providing the additional benefits provided by the riders.  For additional information on the riders, please ask your financial adviser.

Accelerated Benefits Rider.  Under this rider, we will pay You, at your written request in a form satisfactory to us, an "accelerated benefit" if the Insured is terminally ill.  An Insured is considered "terminally ill" if the Insured has a life expectancy of 12 months or less due to illness or physical condition.  (This time period may be more or less in some states.)

The accelerated benefit payment will be equal to that portion of the Certificate's death benefit requested by You, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to certain adjustments.  This rider automatically attaches to every Certificate at no charge.

Charitable Giving Benefit Rider.  Under this rider, when Certificate Proceeds are payable, we will pay a Charitable Gift Amount to the named Charitable Beneficiary.  The Charitable Gift Amount is 1% of the Specified Face Amount and is an additional payment that does not diminish the Certificate Proceeds paid to your beneficiary.  The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions.  The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Certificate.  The rider must be elected at issue and can be discontinued upon written request to the Company.  There is no charge for this rider.  You may elect this rider if the SFA of the Certificate meets or exceeds our current underwriting guidelines for issuance of the rider.  Currently, the minimum SFA for rider availability is $1,000,000.  If You decrease your SFA after issue to an amount less than $1,000,000, this rider will terminate.  We will provide You notice of the termination risk at the time we receive your request for a SFA decrease.

Waiver of Monthly Deductions Rider.  Under this rider, we will waive the monthly deductions for the Certificate and any optional riders for all months for which the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to waive the monthly deductions for as long as the disability continues.  Waiver of monthly deductions means the Account Value will not be reduced by any monthly deductions each Monthly Anniversary Day during the period of total disability.  We must receive due proof of the Insured’s total disability and due proof that the total disability has been continuous for six months before we will waive the monthly deductions.  At that time, we will reverse the monthly deductions which have been taken for the past months of total disability and waive all monthly deductions going forward until total disability ceases.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge is deducted monthly from the Account Value.  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and multiply this factor by each $1000 of SFA and $1000 of SIA.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  If You elect this rider, You may not elect the Payment of Stipulated Amount Rider.

Payment of Stipulated Amount Rider.  Under this rider, we will make a monthly payment of the "stipulated amount" into the Account Value when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  You elect the stipulated amount on the application.  We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70). Payment of the stipulated amount does not guarantee that the Account Value of the Certificate will be sufficient to keep the Certificate in force.  We must receive due proof of the Insured’s total disability and due proof that the total disability has been continuous for six months before we will make a payment.  At that time, we will credit the Account Value with the stipulated payment at the beginning of each month of past total disability and will credit the Account Value with the stipulated payment at the beginning of each month total disability continues.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge is deducted monthly from the Account Value.  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and sex and multiply that factor by each $100 of Stipulated Amount.  The rider charge will cease for the term the stipulated amount is being paid.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  The rider may not be elected if the Waiver of Monthly Deductions Rider has been elected.

Enhanced Cash Surrender Value Rider.  This rider provides a waiver of surrender charges and thus is appropriate for certificateowners who seek to preserve the ability to access cash surrender values during the surrender charge period.  If this rider is attached to the Certificate, there are no surrender charges applicable to partial withdrawals, full surrenders or SFA decreases.  Surrender charges will not be waived if the surrender is part of an exchange under Section 1035 of the Internal Revenue Code.

We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age, sex and rating class and multiply that factor by each $1000 of SFA to determine the applicable charge for this rider.  The rider must be elected at issue and may not be discontinued.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected as surrender charges would already be waived by the LTA Rider. Please see Appendix C which illustrates Certificate value if this rider is not elected, if this rider is elected and if the LTA Rider is elected.

Loan Lapse Protection Rider.  This rider is designed to protect the Certificate from lapse should Certificate Debt become the near equivalent of the Account Value.  Under this rider, the Certificate will not terminate for insufficient value on and after the Rider Exercise Date.  The Rider Exercise Date is the earliest date on which all the following have occurred:

-	the Insured is 75 or older;
-	the Certificate has been in force at least 15 years;
-	the outstanding Certificate Debt is greater than the SFA;
-	the outstanding Certificate Debt equals or exceeds 96% of the Account Value;
-	not more than 30% of the Certificate Debt has been a result of loan activity in the 36 months immediately preceding the Rider Exercise Date;
-	the sum of withdrawals made equals the sum of premiums paid; and
-	we have received your request to exercise the rider.

The rider charge is an administrative charge that applies on the Rider Exercise Date and equals 99.5% of the excess of the Account Value over the Certificate Debt.  By way of example, if the Account Value is $1,000,000 and the Certificate Debt is $970,000, the charge is $25,000 which is 99.5% of the difference between the Account Value and the Certificate Debt.

On the Rider Exercise Date, after deduction of the rider charge from the Account Value, the following will occur:

-	The Account Value in the Variable Sub-Accounts will be irrevocably transferred to the Fixed Account;
-	The Death Benefit will be changed to equal 105% of the Account Value;
-	Monthly Deductions will cease;
-	No further premium will be accepted;
-	SFA and SIA increases and decreases will no longer be permitted; and
-	All supplemental riders (other than the accelerated benefit rider) will terminate.

The rider automatically attaches to every Certificate and may be discontinued upon written request to the Company.

Long Term Accumulation Rider (“LTA” Rider).  This rider is designed for certificateowners who desire high Account Values throughout the long-term life of the Certificate.  Consistent with that goal, they seek  to heavily fund the Certificate in the early Certificate Years.  Heavily funding the Certificate in the early years provides an opportunity for longer term growth of a larger asset base.  A Certificate with this rider will be less costly over the longer term than a Certificate without this rider because Account Values should be higher and there is currently no Mortality and Expense Risk Charge.  The maximum Mortality and Expense Risk Charge is also less than the maximum Mortality and Expense Risk Charge for a Certificate without this rider.  The absence or reduction in the Mortality and Expense Risk Charge partially offsets the other higher charges, described below, which is expected but not guaranteed to be positive or to far exceed the costs of this rider.

Under this rider, surrender charges under the Certificate will be waived and an asset credit will be paid on the Asset Credit Date and each certificate anniversary thereafter.  The Asset Credit Date is the 16th certificate anniversary.  The Asset Credit Date is shown in the Certificate.

The asset credit will be paid if the Certificate’s persistency, mortality experience and expense assumptions are at least as favorable as that assumed by the Company on the Issue Date.  It is calculated as a percentage of Account Value less Certificate Debt.  There is no guaranteed minimum asset credit.  There is no separate charge for this rider but attachment of the rider to the Certificate changes the Premium Expense Charge, Monthly Cost of Insurance Charge, Monthly Mortality and Expense Risk Charge and the Monthly Expense Charge.

The Premium Expense Charge and Monthly Expense Charge are significantly higher for a Certificate with this rider.  Although this rider contemplates a long-term investment, it also provides less costly access to cash surrender values in the early Certificate Years by virtue of the net effect of the waiver of the surrender charge outweighing the higher Premium Expense Charge and Monthly Expense Charge.  In the first three Certificate Years, the impact to net premium and Account Value is less than the reduction to Cash Surrender Value should a surrender occur during the surrender charge period and surrender charges were not waived.  Thereafter, the Premium Expense Charge and Monthly Expense Charge impact to net premium and Account Value is greater than any reduction to Cash Surrender Value due to an imposition of surrender charges.

Please see the Fee Table to determine how charges vary with rider attachment. The rider must be elected at issue and may not be discontinued.  If You elect the rider, You may not elect the Enhanced Cash Surrender Value Rider.

Although both the Enhanced Cash Surrender Value Rider and the LTA Rider waive surrender charges, they differ in core benefit provided.  The LTA Rider’s core benefit is on the potential asset credit that may be paid in Certificate Years 16 and thereafter.  Thus, the Enhanced Cash Surrender Value Rider is for certificateowners who may wish to access cash surrender values in the early Certificate Years and the LTA Rider is for certificateowners who anticipate retaining assets under the Certificate over the long term.  In addition, a certificateowner should not elect the LTA Rider if his/her focus is more on death benefit protection and there is anticipation of minimally funding the Certificate over several years.  In that instance, the Enhanced Cash Surrender Value Rider would be a better rider election.

Please see Appendix C which illustrates Certificate value if this rider is not elected, if this rider is elected and if the LTA Rider is elected.

Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

-	Medical Consultation and Evaluation
-	Hospital Admission Guarantee
-	Emergency Evacuation
-	Critical Care Monitoring
-	Medically Supervised Repatriation
-	Prescription Assistance
-	Emergency Message Transmission
-	Emergency Trauma Counseling
-	Transportation to Join Patient
-	Care for Minor Children
-	Legal and Interpreter Referrals
-	Return Mortal Remains

“Covered Persons” are defined as:

(a) For a Certificate which is not trust-owned, the Insured and their dependents.
(b) For a Certificate which is trust-owned, the Insured and their dependents only if the trustee, in his/her sole and exclusive discretion, elects to make the Covered Services available.

The endorsement automatically attaches to every Certificate and is provided at no charge.

Termination of Certificate

The Certificate will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Insured.

Reinstatement

Before the Insured's death, we may reinstate the Certificate provided that the Certificate has not been surrendered and You-

-	make a request for reinstatement within three years from the date of termination;

-	submit satisfactory evidence of insurability to us; and

-	pay an amount, as determined by us, sufficient to put the Certificate in force.

An amount sufficient to put the Certificate in force is not less than:

-	the monthly deductions overdue at the end of the grace period; plus

-	any excess of Certificate Debt over Cash Value at the end of the grace period; plus

-	three times the monthly cost of insurance charges applicable at the date of reinstatement; plus

-	three times the monthly expense charges applicable at the date of reinstatement.

During the No-Lapse Guarantee Period, an amount sufficient to put the Certificate in force is the amount necessary to meet the minimum premium test.  Any Certificate Debt at the time the Certificate terminated must be repaid at time of reinstatement or carried over to the reinstated Certificate.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment is subject to our rights under the Certificate's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or certificate loan may be postponed whenever:

-	the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted, as determined by the Securities and Exchange Commission;

-	the Securities and Exchange Commission, by order, permits postponement for the protection of certificateowners; or

-
an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account for a period up to six months.

Rights of Owner

While the Insured is alive, unless You have assigned any of these rights, You may:

-	transfer ownership to a new owner;

-	name a contingent owner who will automatically become the owner of the Certificate if You die before the Insured;

-	change or revoke a contingent owner;

-	change or revoke a beneficiary;

-	exercise all other rights in the Certificate;

-	increase or decrease the SFA and SIA, subject to the other provisions of the Certificate;

-	change the death benefit option, subject to the other provisions of the Certificate.

When You transfer your rights to a new owner, You automatically revoke any prior contingent owner designation.  When You want to change or revoke a prior beneficiary designation, You have to specify that action.  You do not affect a prior beneficiary when You merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights.  However, You must give us written notice satisfactory to us of the requested action.  Your request will then, except as otherwise specified herein, be effective as of the date You signed the form, subject to any action taken before we received it.

Rights of Beneficiary

The beneficiary has no rights in the Certificate until the death of the Insured.  If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Certificate Proceeds as they become due.

Other Certificate Provisions

Addition, Deletion or Substitution of Investments.  We may decide to add new Variable Sub-Accounts at any time.  Also, shares of any or all of the Funds may not always be available for purchase by the Variable Account, or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary.  In addition, the investment policies of the Variable Sub-Accounts will not be changed without the approval of the Insurance Superintendent of the State of New York.  We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts, subject to the approval of the Securities and Exchange Commission. In the event of any substitution or other act described in this paragraph, we will notify You and make any appropriate endorsements to the Certificate to reflect the substitution.

Entire Contract.  Your entire contract with us consists solely of the Certificate, including the attached copy of the Certificate Application and any attached copies of supplemental applications and any riders and endorsements.

Alteration.  Financial advisers do not have any authority to either alter or modify the Certificate or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification.  Upon notice to You, we may modify the Certificate if such a modification-

-	is necessary to make the Certificate or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

-	is necessary to assure continued qualification of the Certificate under the Internal Revenue Code or other federal or state laws as a life insurance certificate;

-	is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

-	adds, deletes or otherwise changes Variable Sub-Account options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Certificate as stated in those provisions.  In the event of any such modification, we may make appropriate endorsement to the Certificate to reflect such modification.

Assignments.  During the lifetime of the Insured, You may assign all or some of your rights under the Certificate.  All assignments must be filed at our Service Office and must be in written form satisfactory to us.  The assignment will then be effective as of the date You signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.

Nonparticipating.  The Certificate does not pay dividends.  The Certificate does not share in our profits or surplus earnings.

Misstatement of Age or Sex.  If the age or sex of the Insured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex.

     Misstatement discovered prior to death-Your Account Value will be recalculated from the Certificate Date using the Monthly Cost of Insurance Rates based on the correct age or sex.

Suicide.  If the Insured, whether sane or insane, commits suicide within two years after the Certificate's Issue Date, we will not pay any part of the Certificate Proceeds.  We will refund the premiums paid, less the amount of any Certificate Debt and any partial withdrawals.  If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the SFA and SIA, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We relied and will rely on those statements when approving the issuance, increase in SFA, increase in SIA, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Certificate.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application.  After the Certificate has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in SFA or SIA which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase.  Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.  Any reinstatement will be incontestable after the reinstated Certificate has been in force during the lifetime of the Insured for two years from the effective date of the reinstatement.

Report to Owner.  We will send You a report at least once each Certificate Year.  The report will show current certificate values, premiums paid and deductions made since the last report.  It will also show the balance of any outstanding certificate loans and accrued interest on such loans.  There is no charge for this report.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Certificate will be sent at the time of the transaction.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Certificate in advertising, sales literature and other promotional materials.  This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains.  Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.  Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate.  When a yield assumes that income earned is reinvested, it is called an effective yield.  Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to the Certificate.  These expenses would reduce the performance quoted.

Adjusted Non-Standardized Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence.  The results for any period prior to any Certificate being offered will be calculated as if the Certificate had been offered during that period of time, with all charges assumed to be those applicable to the Certificate.

Other Information

Performance information may be compared, in reports and promotional literature, to:

-
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Variable Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

-
other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

-
the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Variable Sub-Account.  Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Certificate information on various topics of interest to You and other prospective certificateowners.  These topics may include:

-	the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

-	investment strategies and techniques (such as value investing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

-	the advantages and disadvantages of investing in tax-deferred and taxable investments;

-	customer profiles and hypothetical purchase and investment scenarios;

-	financial management and tax and retirement planning; and

-	investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Certificate and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  Any person contemplating the purchase of a Certificate or any transaction involving a Certificate should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Certificate or any transaction involving a Certificate.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Certificate, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, certificateowners are not the owners of the assets generating the benefits.

Taxation of Certificate Proceeds

Section 7702 of the Code provides certain tests for whether a certificate will be treated as a “life insurance contract” for tax purposes.  Provided that the certificateowner of the Certificate has an insurable interest in the Insured, we believe that the Certificate meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Certificate will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the certificateowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, You may be taxed on all of the accumulated income under the Certificate on its maturity date and there can be no assurance that an election to extend the maturity date of the Certificate will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Certificate that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Certificate must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Certificate.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Certificates issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Certificate to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.  The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Certificate and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, You should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Certificate.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a certificateholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Certificate assumes the risk that it may be treated as the owner of the investments underlying the Certificate under the “owner control” rules because of the investment manager’s control over assets held under the Certificate.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Certificate, we do not believe that the application of the “owner control” rules to an investment manager (or its affiliate) should affect You.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Certificate as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Certificate in a manner that was designed to prevent You from being considered the owner of the assets of the Variable Account.  You bear the risk that You may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Certificate depend on whether the Certificate is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights You have under the Certificate, classification of the Certificate as a Modified Endowment Contract will depend upon the individual operation of each Certificate.  A Certificate is a Modified Endowment Contract if the aggregate amount paid under the Certificate at any time during the first seven Certificate Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Certificate provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Certificate Years, the foregoing computation is made as if the Certificate originally had been issued at the reduced benefit level.  If there is a “material change” to the Certificate, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Certificate to become a Modified Endowment Contract.  In general, You should consult a qualified tax adviser before undertaking any transaction involving the Certificate to determine whether such a transaction would cause the Certificate to become a Modified Endowment Contract.

If a Certificate is not a Modified Endowment Contract, cash distributions from the Certificate are treated first as a nontaxable return of the owner’s “Investment in the Certificate” and then as a distribution of the income earned under the Certificate, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Certificate in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Certificate that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Certificate is a Modified Endowment Contract, distributions from the Certificate are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid certificate loans) immediately before the distribution over the Investment in the Certificate (as defined below).  Loans taken from, or secured by, such a Certificate, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Certificate.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59½, is attributable to the certificateowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the certificateowner or the joint lives (or joint life expectancies ) of the certificateowner and the certificateowner’s Beneficiary.  These exceptions are not likely to apply where the Certificate is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same certificateowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of certificate loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Certificate, the amount by which the sum of the Certificate’s Cash Surrender Value and any unpaid Certificate Debt exceeds the certificateowner’s “Investment in the Certificate” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may apply also.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Certificate and the gain resulting from the maturity of the Certificate, or a surrender or lapse of the Certificate for purposes of that tax.

The term “Investment in the Certificate” means-

-	the aggregate amount of any premiums or other consideration paid for a Certificate, minus

-	the aggregate amount received under the Certificate which is excluded from the certificateowner’s gross income (other than loan amounts), plus

-	the amount of any loan from, or secured by, the Certificate that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the certificateowner’s gross income.

The “Investment in the Certificate” is increased by any unpaid Certificate Debt on a Certificate that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Certificate Debt was treated as a taxable distribution at the time the Certificate Debt was incurred, the failure to increase the “Investment in the Certificate” by the Certificate Debt would cause such amount to be taxed again upon a Certificate surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Certificate will include any unpaid Certificate Debt on a Certificate that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Certificate is not a Modified Endowment Contract, then the Investment in the Certificate is not affected by the receipt of a loan from, or secured by a Certificate.

Whether or not the Certificate is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Certificate will affect the amount of the Investment in the Certificate.

A certificateowner generally will not recognize gain upon the exchange of the Certificate for another life insurance policy issued by us or another insurance company, except to the extent that the certificateowner receives cash in the exchange or is relieved of certificate indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Certificate’s Account Value (which includes unpaid certificate loans) exceeds the certificateowner’s Investment in the Certificate.

A transfer of the Certificate, a change in the certificateowner, a change in the beneficiary, certain other changes to the Certificate and particular uses of the Certificate (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if You transfer the Certificate or designate a new certificateowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Certificate, the difference will be taxed to You as ordinary income.

The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Certificate on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.

A tax adviser should also be consulted with respect to the 2003 split dollar regulations if You have purchased or are considering the purchase of a Certificate for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Certificate or the proceeds of a Certificate under the federal corporate alternative minimum tax, if the certificateowner is subject to that tax.

Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Certificate Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Certificate is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, we are required to register with the IRS any offerings or sales of Certificates that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Certificate.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Distribution of Certificate

The Certificate is offered on a continuous basis.  The Certificate is sold by licensed insurance agents ("Selling Agents") in those states where the Certificate may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company") pays the Selling Broker-Dealers compensation for the promotion and sale of the Certificate.  The Selling Agents who solicit sales of the Certificate typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Certificate Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Certificate, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first Target Premium.  Target Premium varies based on the Insured's Issue Age, sex and rating class.  Commissions will not exceed 30% of the second Target Premium received and 7.5% of Target Premiums three through ten.  Commissions will not exceed 3% on premiums received in excess of ten Target Premiums.  Commissions will not exceed 2% on premiums received in Certificate Years 11 and thereafter.

If an LTA Rider is attached to the Certificate, commissions will not exceed more than 95% of the first Target Premium.  Commissions will not exceed 10% of Target Premiums two through five, 5% of Target Premiums six through eight, 1% of Target Premiums nine and ten, 3% of premiums revied in excess of ten Target Premiums and 1% of premium received in Certificate Years 11 and thereafter.

If an Enhanced Cash Surrender Value Rider is attached to the Certificate, commissions will not exceed 20% of premiums received up to ten Target Premiums, 2% of premiums received in excess of ten Target Premiums and 2% of any premium received in Certificate Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Certificate), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Certificate), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Certificate.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting.  We will, however, vote shares held in the Sub-Accounts of the Variable Account in accordance with instructions received from certificateowners who have an interest in those respective Sub-Accounts. As a result of proportional voting, the instructions of a small number of certificateowners could determine the outcome of a proposal subject to shareholder vote.

We will vote shares held in each Variable Sub-Account for which no timely instructions from certificateowners are received, together with shares not attributable to a Certificate, in the same proportion as those shares in that Variable Sub-Account for which instructions are received.  Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Variable Sub-Account for which a certificateowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Variable Sub-Account, if any, by the value of one share of the corresponding Fund.  We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting.  Fractional votes are counted.  Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract.  In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations.  If we disregard voting instructions, we will advise You of that action and our reasons for it in our next communication to certificateowners.

Other Information

State Regulation

We are subject to the laws of New York governing life insurance companies and to regulation by New York's Superintendent of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Certificate have been examined by Olga Rasin, FSA, MAAA, Associate Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Certificate.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You should refer to the registration statement for further information concerning the Variable Account, Sun Life Insurance and Annuity Company of New York, the mutual fund investment options and the Certificate.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Terms

Account Value-The sum of the amounts in each Variable Sub-Account and the Fixed Account with respect to a Certificate.  Account Value does not include Certificate Debt.  Certificate Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Certificate Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the Certificate Date.

Attained Age-The Insured's Issue Age plus the number of completed Certificate Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Certificate Debt.

Certificate-The form issued by Sun Life Assurance Company of Canada (U.S.) and is a contract between the certificateowner and the Company.

Certificate Application-The application for a Certificate, a copy of which is attached to and incorporated in the Certificate.

Certificate Date-The date shown in the Certificate Specifications from which the Insured’s Issue Age is established and from which Monthly Deductions reduce the Account Value.

Certificate Debt-The principal amount of any outstanding loan against the Certificate, plus accrued but unpaid interest on such loan.

Certificate Month-A Certificate Month is a one-month period commencing on the Certificate Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Certificate Net Amount at Risk-The Certificate Net Amount at Risk is based on the insurance coverage provided by the base Certificate and does not include any insurance coverage provided by rider.

Certificate Proceeds-The amount determined in accordance with the terms of the Certificate which is payable at the death of the Insured.  This amount is the death benefit, decreased by the amount of any outstanding Certificate Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.

Certificate Year-A Certificate Year is a one-year period commencing on the Certificate Date or any Anniversary and ending on the next Anniversary.

Class-The risk and underwriting classification of the Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.  Generally, evidence will consist of the Insured’s death certificate.

Fixed Account-The portion of the Account Value funded by assets invested in our general account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk. It is a flat dollar charge per $1000 of SFA and any SIA.

Fund-A mutual fund portfolio in which a Variable Sub-Account invests.

Initial Premium-The amount necessary to put the coverage in force.  Generally, this is two Minimum Monthly Premiums. The Initial Premium is shown in the Certificate.

Insured-The person on whose life a Certificate is issued.

Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the Certificate Date or the Valuation Date we receive a premium equal to or in excess of the Minimum Initial Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the Certificate Date.

Issue Date-The date we produce a Certificate from our system as specified in the Certificate.

Minimum Monthly Premium- The initial premium is two Minimum Monthly Premiums.  The Minimum Monthly Premium is determined by the SFA, SIA, death benefit option election, optional rider election and risk and underwriting classification of the Insured.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the Certificate Date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the SFA and SIA provided by the Certificate and for the Waiver of Monthly Deductions rider, Payment of Stipulated Amount rider, and Enhanced Cash Surrender Benefit rider.

Monthly Expense Charge-A per Certificate deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Certificate.

No-Lapse Guarantee Period- The term when the Certificate will not terminate if the premiums paid less partial withdrawals less Certificate Debt exceed the sum of Minimum Monthly Premiums from the Certificate Date to the Valuation Date.  The No-Lapse Guarantee Period is based on the Insured's age.  It may not exceed 20 years.

Premium Expense Charge-A percentage charge deducted from each premium payment.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.

Service Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to You by written notice.

Specified Face Amount ("SFA")-The amount of life insurance coverage You request as specified in the Certificate.

Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, and the Fixed Account.

Supplemental Insurance Amount (“SIA”)-The amount of supplemental life insurance coverage you request as specified in the Policy.  The SIA terminates no later than the Insured’s Attained Age 121.

Target Premium-An amount of premium specified as such in the Certificate, used to determine the amount of commissions paid by the Company to the Selling Broker-Dealer.

Unit-A unit of measurement that we use to calculate the value of each Variable Sub-Account.

Unit Value-The value of each Unit of assets in a Variable Sub-Account.

Valuation Date-Any day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on a Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life (N.Y.) Variable Account D.

Variable Sub-Accounts- Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You.

You-is the owner of the Certificate.

Appendix B
Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

Appendix C

Hypothetical Certificate Values for Certificate and Certificate with ECV Rider vs. Certificate with LTA Rider

Pol Year	Age	Base Certificate with Neither Rider			Base Certificate with ECV Rider			Base Certificate with LTA Rider
		AV	CSV	DB	AV	CSV	DB	AV	CSV	DB

1	46	31479	27599	1000000	31356	31356	1000000	29781	29781	1000000
2	47	65863	61983	1000000	65612	65612	1000000	61152	61152	1000000
3	48	102047	98555	1000000	101661	101661	1000000	97133	97133	1000000
4	49	139978	137068	1000000	139452	139452	1000000	136860	136860	1000000
5	50	179720	177004	1000000	179047	179047	1000000	178762	178762	1000000
6	51	187388	185060	1000000	185819	185819	1000000	186487	186487	1000000
7	52	195527	193781	1000000	193017	193017	1000000	194722	194722	1000000
8	53	204178	202820	1000000	200680	200680	1000000	203517	203517	1000000
9	54	213151	212375	1000000	208616	208616	1000000	212646	212646	1000000
10	55	222473	222202	1000000	216850	216850	1000000	222136	222136	1000000

16	61	285549	285549	1000000	277980	277980	1000000	287314	287314	1000000

20	65	334562	334562	1000000	325278	325278	1000000	341760	341760	1000000

25	70	403879	403879	1000000	391761	391761	1000000	420861	420861	1000000

30	75	479007	479007	1000000	462800	462800	1000000	510535	510535	1000000

35	80	557516	557516	1000000	534957	534957	1000000	611672	611672	1000000

40	85	631790	631790	1000000	597977	597977	1000000	725070	725070	1000000

45	90	692487	692487	1000000	635143	635143	1000000	866618	866618	1000000

50	95	728846	728846	1000000	613007	613007	1000000	1094142	1094142	1105084

55	100	720414	720414	1000000	432172	432172	1000000	1416986	1416986	1416986

ASSUMPTIONS:
Based on an Insured male, Issue Age 45, super preferred, non-tobacco rating classification.
Specified Face Amount = $500,000, Supplemental Insurance Face Amount = $500,000.
Investment return on assets in the Variable Account is 5%.
Premium payments are made for the first five Certificate Years at the highest level possible without having the Certificate considered to be a Modified Endowment Contract as defined by the Internal Revenue Code.  For the Base Certificate with Neither Rider and the Base Certificate with the ECV Rider, the annual premium payment is $34752.  For the Base Certificate with the LTA Rider, the annual premium payment is $36950.
Asset credit in Certificate Years 16 and after for the Base Certificate with the LTA Rider is .3%.

AV = Account Value
CSV = Cash Surrender Value
DB = Death Benefit

Appendix D
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and  state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. Operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life (N.Y.) Variable Account D and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge.  You may make inquiries about the Certificate, request an SAI and request a personalized illustration by calling 1-800-838-9673.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Certificate and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-551-8090.  Reports and other information about the Certificate and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 901 E Street, NE, Washington, D.C.  20549.

Securities Act of 1933 File No. 333-
Investment Company Act. File No. 811-04633

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN PRIME VUL

VARIABLE UNIVERSAL LIFE CERTIFICATE

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT D

December 31, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Prime Variable Universal Life Insurance prospectus, dated December 31, 2007.  The prospectus is available, at no charge, by writing Sun Life Insurance and Annuity Company of New York("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-838-700-9673.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF CERTIFICATE	2
THE CERTIFICATE	3
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT D	5
FINANCIAL STATEMENTS OF THE COMPANY	23

THE COMPANY AND THE VARIABLE ACCOUNT

We are a stock life insurance compay incorporated under the laws of New York on May 25, 1983.  Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165.  We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

Sun Life (N.Y.) Variable Account D was established on April 24, 2003, pursuant to a resolution of our Board of Directors and is registered as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for purposes of Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sun Life Insurance and Annuity Company of New York included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the adoption of the American Institute of Certified Public Accountants' Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises of Certain Nontraditional Long-Duration Contracts and for Separate Accounts, effective January 1, 2004, as described in Note 1), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Sun Life (N.Y.) Variable Account D included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, MA 02116.

DISTRIBUTION AND UNDERWRITING OF THE CERTIFICATE

The Certificate is offered on a continuous basis.  The Certificate is sold by licensed insurance agents ("Selling Agents") in those states where the Certificate may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Certificate.  The Selling Agents who solicit sales of the Certificate typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Certificate Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Certificate, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first target premium.  Target premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 30% of the second target premium received, 10% of target premiums three through five and 7.5% of target premiums six through ten.  Commissions will not exceed 2% on premiums received in excess of ten target premiums or on any premium received in Certificate Years 11 and thereafter.

If an LTA Rider is attached to the Certificate, commissions will not exceed more than 95% of the first Target Premium.  Commissions will not exceed 10% of Target Premiums two through five, 5% of Target Premiums six through eight, 1% of Target Premiums nine and ten, 3% of premiums received in excess of ten Target Premiums and 1% of premium received in Certificate Years 11 and thereafter.

If an Enhanced Cash Surrender Value Rider is attached to the Certificate, commissions will not exceed 20% of premiums received up to ten target premiums, 2% of premiums received in excess of ten target premiums and 2% of any premium received in Certificate Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Certificate), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Certificate), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual certificate is not impacted by whether the certificate is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with our purchase of the Certificate.

THE CERTIFICATE

To apply for a Certificate, you must submit an application to our Service Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Certificate on a regular (or medical) underwriting and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangements.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Certificate cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by  no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.  The rates for the Certificate will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The Cost of Insurance rates for the Certificate if the Long Term Accumulation Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.

Premium Expense Charge.  We will deduct a Premium Expense Charge from each premium payment upon receipt.  Three and one quarter percent of the charge is used to pay federal, state and local tax obligations.  The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the Long Term Accumulation Rider is not attached to the Certificate, the current Premium Expense Charge is 6.50% in all Certificate Years and will not exceed 8.25%.  If the Long Term Accumulation Rider is attached to the Certificate, the Premium Expense Charge is currently 15.00% in all Certificate Years and is guaranteed not to exceed 15.00% in any Certificate Year.

Increase in Face Amount.  After the first certificate anniversary, you may request an increase in the Specified Face Amount (“SFA”) and Supplemental Insurance Face Amount (“SIA”).  You must provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next certificate anniversary following our approval of your request.  The Certificate does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the SFA and SIA other than increases caused by changes in the death benefit option, the cost of insurance charge and monthly expense charge is determined separately for the initial SFA and SIA and each increase in the SFA and SIA.  In calculating the net amount at risk, your Account Value will first be allocated to the initial SFA, then to the initial SIA and then to each increase in the SFA and SIA in the order in which the increases were made.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Insurance and Annuity Company of New York are included in this Statement of Additional Information.  The consolidated financial statements of Sun Life Insurance and Annuity Company of New York are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Sun Life (N.Y.) Variable Account D

Statements of Condition - December 31, 2006

Assets:	Shares	Cost	Value
Investments in:
AIM Variable Insurance Funds, Inc.:
V.I. International Growth Fund Sub-Account ("AIM4")	9	$203	$259
The Alger American Fund:
Mid Cap Growth Portfolio Sub-Account ("AL4")	1,390	28,104	28,853
Goldman Sachs Variable Insurance Trust:
Structured US Equity Fund Sub-Account ("GS3")	3,243	39,789	47,571
Mid Cap Value Fund Sub-Account ("GS8") [a]	11	184	180
MFS/Sun Life Series Trust:
Massachusetts Investors Trust Series Sub-Account ("CGS")	9	261	290
Government Securities Series Sub-Account ("GSS")	1,315	16,845	16,638
High Yield Series Sub-Account ("HYS")	8,859	60,156	61,391
New Discovery Series Sub-Account ("NWD") [b]	4	61	64
Total Return Series Sub-Account ("TRS") [b]	3	59	61
Utilities Series Sub-Account ("UTS")	12	228	272
Value Series Sub-Account ("EIS")	3,133	49,227	58,587
Sun Capital Advisers Trust:
Sun Capital Investment Grade Bond Fund Sub-Account ("SCA2")	2,615	26,095	25,159
Sun Capital Real Estate Fund Sub-Account ("SCA3")	2,689	52,705	66,155
Sun Capital Blue Chip Mid-Cap Fund Sub-Account ("SCA5")	1,676	32,222	31,909
Sun Capital Davis Venture Value Fund Sub-Account ("SCA7")	2,715	29,630	35,761
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account ("SCB") [c]	19	270	292
AllianceBernstein Variable Product Series Fund, Inc.:
VP Growth and Income Portfolio Sub-Account ("AN3")	1,957	47,066	52,702
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account ("FL4")	641	88,560	103,201
Fidelity VIP Money Market Portfolio Sub-Account ("FL5")	146,713	146,713	146,713
Fidelity VIP ContrafundTM Portfolio Sub-Account ("FL6")	899	28,426	28,221
Fidelity VIP Overseas Portfolio Sub-Account ("FL7")	4,780	88,045	114,046
Fidelity VIP Growth Portfolio Sub-Account ("FL8")	1,077	33,877	38,470
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Foreign Securities Fund Sub-Account ("FTI")	4,663	68,880	87,292
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account ("PHY")	43	355	361
PIMCO Emerging Markets Bond Portfolio Sub-Account ("PMB")	4,798	64,524	66,977
PIMCO Real Return Portfolio Sub-Account ("PRR")	41	509	483
PIMCO Total Return Portfolio Sub-Account ("PTR")	5,417	56,417	54,820
PIMCO Low Duration Portfolio Sub-Account ("PLD")	16,024	162,812	161,199
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account ("SSC")	1,536	21,984	24,749
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account ("SCV")	1,667	31,927	38,220
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account ("DMC")	3,761	66,863	65,407
Lord Abbett Series Fund, Inc.:
Growth & Income Portfolio Sub-Account ("LA1") [b]	94	2,627	2,771
Mid-Cap Value Portfolio Sub-Account ("LA2")	1,513	32,436	32,953
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account ("OCF")	9	366	388
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account ("VGI")	11	207	238
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio Sub-Account ("TBC")	4,881	45,040	51,353
Total Assets:		$1,323,673	$1,444,006

[a] Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premium or transfers.

[b] Activity within Sub-Account commenced in May 2006.

[c] On January 9, 2006, Oppenheimer Funds, Inc., replaced Oppenheimer Cap Advisors as subadviser to the Fund.

See notes to financial statements

Sun Life (N.Y.) Variable Account D

Statements of Condition - December 31, 2006 - continued

Net Assets Applicable to Contract Owners:	Units	Net Assets Value
AIM Variable Insurance Funds, Inc.:
V.I. International Growth Fund Sub-Account ("AIM4")	15	$259
The Alger American Fund:
Mid Cap Growth Portfolio Sub-Account ("AL4")	1,893	28,853
Goldman Sachs Variable Insurance Trust:
Structured US Equity Fund Sub-Account ("GS3")	3,887	47,571
Mid Cap Value Fund Sub-Account ("GS8") [a]	11	180
MFS/Sun Life Series Trust:
Massachusetts Investors Trust Series Sub-Account ("CGS")	25	290
Government Securities Series Sub-Account ("GSS")	1,286	16,638
High Yield Series Sub-Account ("HYS")	4,107	61,391
New Discovery Series Sub-Account ("NWD") [b]	6	64
Total Return Series Sub-Account ("TRS") [b]	4	61
Utilities Series Sub-Account ("UTS")	17	272
Value Series Sub-Account ("EIS")	3,914	58,587
Sun Capital Advisers Trust:
Sun Capital Investment Grade Bond Fund Sub-Account ("SCA2")	1,837	25,159
Sun Capital Real Estate Fund Sub-Account ("SCA3")	2,067	66,155
Sun Capital Blue Chip Mid-Cap Fund Sub-Account ("SCA5")	1,943	31,909
Sun Capital Davis Venture Value Fund Sub-Account ("SCA7")	2,574	35,761
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account ("SCB") [c]	18	292
AllianceBernstein Variable Product Series Fund, Inc.:
VP Growth and Income Portfolio Sub-Account ("AN3")	4,178	52,702
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account ("FL4")	8,794	103,201
Fidelity VIP Money Market Portfolio Sub-Account ("FL5")	12,875	146,713
Fidelity VIP ContrafundTM Portfolio Sub-Account ("FL6")	1,736	28,221
Fidelity VIP Overseas Portfolio Sub-Account ("FL7")	7,753	114,046
Fidelity VIP Growth Portfolio Sub-Account ("FL8")	4,231	38,470
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Foreign Securities Fund Sub-Account ("FTI")	3,969	87,292
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account ("PHY")	22	361
PIMCO Emerging Markets Bond Portfolio Sub-Account ("PMB")	3,211	66,977
PIMCO Real Return Portfolio Sub-Account ("PRR")	39	483
PIMCO Total Return Portfolio Sub-Account ("PTR")	4,561	54,820
PIMCO Low Duration Portfolio Sub-Account ("PLD")	15,264	161,199
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account ("SSC")	1,115	24,749
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account ("SCV")	2,273	38,220
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account ("DMC")	4,600	65,407
Lord Abbett Series Fund, Inc.:
Growth & Income Portfolio Sub-Account ("LA1") [b]	196	2,771
Mid-Cap Value Portfolio Sub-Account ("LA2")	2,240	32,953
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account ("OCF")	30	388
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account ("VGI")	16	238
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio Sub-Account ("TBC")	3,811	51,353
Net Assets Applicable to Contract Holders		$1,444,006

[a] Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premium or transfers.

[b] Activity within Sub-Account commenced in May 2006.

[c] On January 9, 2006, Oppenheimer Funds, Inc., replaced Oppenheimer Cap Advisors as subadviser to the Fund.

See notes to financial statements

Sun Life (N.Y.) Variable Account D

Statements of Operations - For the Year Ended December 31, 2006

	AIM4	AL4	GS3	GS8 [a]	CGS	GSS
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$3	$-	$492	$2	$3	$739

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	41	(30)	230	5	15	(51)
Realized gain distributions	-	3,827	-	18	-	-
Net realized gains (losses)	41	3,797	230	23	15	(51)

Change in unrealized appreciation (depreciation) during year	36	(1,127)	4,778	1	16	(87)

Increase (Decrease) in Net Assets from Operations	$80	$2,670	$5,500	$26	$34	$601

	HYS	NWD	TRS	UTS	EIS	SCA2
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$4,541	$-	$-	$6	$790	$1,277

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(234)	1	1	24	194	(48)
Realized gain distributions	-	-	-	-	1,937	281
Net realized gains (losses)	(234)	1	1	24	2,131	233

Change in unrealized appreciation (depreciation) during year	1,436	3	2	32	7,365	(207)

Increase (Decrease) in Net Assets from Operations	$5,743	$4	$3	$62	$10,286	$1,303

	SCA3	SCA5	SCA7	SCB	AN3	FL4
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$946	$-	$241	$-	$518	$1,315

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	1,215	87	152	5	403	869
Realized gain distributions	2,562	5,124	-	6	2,325	-
Net realized gains (losses)	3,777	5,211	152	11	2,728	869

Change in unrealized appreciation (depreciation) during year	13,882	(2,074)	4,261	23	4,215	11,268

Increase (Decrease) in Net Assets from Operations	$18,605	$3,137	$4,654	$34	$7,461	$13,452

	FL5	FL6	FL7	FL8	FTI	PHY
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$5,807	$295	$733	$104	$939	$22

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	-	220	1,867	127	1,031	-
Realized gain distributions	-	2,234	571	-	-	-
Net realized gains (losses)	-	2,454	2,438	127	1,031	-

Change in unrealized appreciation (depreciation) during year	-	(607)	13,585	2,236	12,944	7

Increase (Decrease) in Net Assets from Operations	$5,807	$2,142	$16,756	$2,467	$14,914	$29

[a] Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premium or transfers.

See notes to financial statements

Sun Life (N.Y.) Variable Account D

Statements of Operations - For the Year Ended December 31, 2006 - continued

	PMB	PRR	PTR	PLD	SSC	SCV
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$3,286	$14	$2,293	$6,393	$72	$262

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	63	(5)	(147)	(249)	304	243
Realized gain distributions	903	13	294	-	833	2,537
Net realized gains (losses)	966	8	147	(249)	1,137	2,780

Change in unrealized appreciation (depreciation) during year	1,378	(24)	(405)	(128)	2,049	4,627

Increase (Decrease) in Net Assets from Operations	$5,630	$(2)	$2,035	$6,016	$3,258	$7,669
	DMC	LA1	LA2	OCF	VGI	TBC
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$198	$34	$159	$1	$1	$146

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	72	15	83	13	8	367
Realized gain distributions	8,433	90	2,479	-	7	-
Net realized gains (losses)	8,505	105	2,562	13	15	367

Change in unrealized appreciation (depreciation) during year	(4,590)	144	925	9	18	3,954

Increase (Decrease) in Net Assets from Operations	$4,113	$283	$3,646	$23	$34	$4,467

See notes to financial statements

Sun Life (N.Y.) Variable Account D
Statements of Changes in Net Assets
For the Year Ended December 31, 2006
	AIM4		AL4		GS3		GS8 [a]
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3	$1	$-	$-	$492	$322	$2	$1
Net realized gains (losses)	41	3	3,797	22	230	41	23	17
Net unrealized gains (losses)	36	20	(1,127)	1,876	4,778	3,004	1	(5)
Net Increase (Decrease) in net assets from operations	80	24	2,670	1,898	5,500	3,367	26	13
Contract Owner Transactions:
Purchase payments received	46	-	398	-	523	-	77	-
Net transfers between sub-accounts and fixed account	-	247	41	25,614	41	40,953	-	162
Withdrawals and surrenders	-	-	-	-	-	-	-	-
Mortality and expense risk charges	(2)	(1)	(166)	(78)	(265)	(126)	(1)	(1)
Charges for life insurance protection and monthly administration charge	(98)	(37)	(1,101)	(423)	(1,727)	(695)	(66)	(30)
Net increase (decrease) in net assets from contract owner activity	(54)	209	(828)	25,113	(1,428)	40,132	10	131
Total increase (decrease) in net assets	26	233	1,842	27,011	4,072	43,499	36	144
Net Assets
Beginning of year	233	-	27,011	-	43,499	-	144	-
End of year	$259	$233	$28,853	$27,011	$47,571	$43,499	$180	$144

Unit Transactions:
Units Outstanding Beginning of Year	17	-	1,952	-	4,012	-	11	-
Units purchased	5	-	27	-	45	-	5	-
Units transferred between sub-accounts	-	20	3	1,989	4	4,091	-	13
Units withdrawn, surrendered, and redeemed for contract charges	(7)	(3)	(89)	(37)	(174)	(79)	(5)	(2)
Units Outstanding End of Year	15	17	1,893	1,952	3,887	4,012	11	11

	CGS		GSS		HYS		NWD [b]
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3	$1	$739	$368	$4,541	$1,387	$-	$-
Net realized gains (losses)	15	3	(51)	2	(234)	(20)	1	-
Net unrealized gains (losses)	16	13	(87)	(130)	1,436	(276)	3	-
Net Increase (Decrease) in net assets from operations	34	17	601	240	5,743	1,091	4	-
Contract Owner Transactions:
Purchase payments received	158	-	2,061	2,799	3,805	5,597	43	-
Net transfers between sub-accounts and fixed account	-	238	789	10,271	560	46,127	47	-
Withdrawals and surrenders	-	-	-	-	-	-	-	-
Mortality and expense risk charges	(2)	-	(107)	(46)	(374)	(172)	-	-
Charges for life insurance protection and monthly administration charge	(103)	(52)	(921)	(463)	(2,635)	(1,227)	(30)	-
Net increase (decrease) in net assets from contract owner activity	53	186	1,822	12,561	1,356	50,325	60	-
Total increase (decrease) in net assets	87	203	2,423	12,801	7,099	51,416	64	-
Net Assets
Beginning of year	203	-	14,215	1,414	54,292	2,876	-	-
End of year	$290	$203	$16,638	$14,215	$61,391	$54,292	$64	$-

Unit Transactions:
Units Outstanding Beginning of Year	20	-	1,139	116	4,010	217	-	-
Units purchased	15	-	165	227	270	421	4	-
Units transferred between sub-accounts	-	25	64	837	41	3,477	5	-
Units withdrawn, surrendered, and redeemed for contract charges	(10)	(5)	(82)	(41)	(214)	(105)	(3)	-
Units Outstanding End of Year	25	20	1,286	1,139	4,107	4,010	6	-
[a] Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premium or transfers.
[b] Activity within Sub-Account commenced in May 2006.
See notes to financial statements

Sun Life (N.Y.) Variable Account D
Statements of Changes in Net Assets - continued
For the Year Ended December 31, 2006
	TRS		UTS		EIS		SCA2
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$6	$1	$790	$33	$1,277	$577
Net realized gains (losses)	1	-	24	1	2,131	20	233	235
Net unrealized gains (losses)	2	-	32	12	7,365	1,995	(207)	(729)
Net Increase (Decrease) in net assets from operations	3	-	62	14	10,286	2,048	1,303	83
Contract Owner Transactions:
Purchase payments received	41	-	121	-	1,279	-	-	-
Net transfers between sub-accounts and fixed account	47	-	47	162	-	47,964	-	25,309
Withdrawals and surrenders	-	-	-	-	-	-	-	-
Mortality and expense risk charges	-	-	(1)	(2)	(311)	(147)	(161)	(77)
Charges for life insurance protection and monthly administration charge	(30)	-	(101)	(30)	(1,775)	(757)	(919)	(379)
Net increase (decrease) in net assets from contract owner activity	58	-	66	130	(807)	47,060	(1,080)	24,853
Total increase (decrease) in net assets	61	-	128	144	9,479	49,108	223	24,936
Net Assets
Beginning of year	-	-	144	-	49,108	-	24,936	-
End of year	$61	$-	$272	$144	$58,587	$49,108	$25,159	$24,936

Unit Transactions:
Units Outstanding Beginning of Year	-	-	12	-	3,968	-	1,919	-
Units purchased	3	-	9	-	100	-	-	-
Units transferred between sub-accounts	4	-	3	15	-	4,043	-	1,955
Units withdrawn, surrendered, and redeemed for contract charges	(3)	-	(7)	(3)	(154)	(75)	(82)	(36)
Units Outstanding End of Year	4	-	17	12	3,914	3,968	1,837	1,919

	SCA3		SCA5		SCA7		SCB [c]
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$946	$596	$-	$23	$241	$217	$-	$-
Net realized gains (losses)	3,777	3,481	5,211	645	152	17	11	2
Net unrealized gains (losses)	13,882	(778)	(2,074)	1,761	4,261	1,870	23	(3)
Net Increase (Decrease) in net assets from operations	18,605	3,299	3,137	2,429	4,654	2,104	34	(1)
Contract Owner Transactions:
Purchase payments received	4,424	4,307	21	-	362	-	181	-
Net transfers between sub-accounts and fixed account	743	36,810	3,277	25,309	41	30,676	20	153
Withdrawals and surrenders	(24)	-	-	-	-	-	-	-
Mortality and expense risk charges	(298)	(139)	(175)	(76)	(195)	(91)	(1)	-
Charges for life insurance protection and monthly administration charge	(3,266)	(1,378)	(1,634)	(379)	(1,290)	(500)	(101)	(44)
Net increase (decrease) in net assets from contract owner activity	1,579	39,600	1,489	24,854	(1,082)	30,085	99	109
Total increase (decrease) in net assets	20,184	42,899	4,626	27,283	3,572	32,189	133	108
Net Assets
Beginning of year	45,971	3,072	27,283	-	32,189	-	159	51
End of year	$66,155	$45,971	$31,909	$27,283	$35,761	$32,189	$292	$159

Unit Transactions:
Units Outstanding Beginning of Year	1,996	146	1,849	-	2,659	-	11	-
Units purchased	161	211	3	-	28	-	12	-
Units transferred between sub-accounts	41	1,708	208	1,882	3	2,710	1	14
Units withdrawn, surrendered, and redeemed for contract charges	(131)	(69)	(117)	(33)	(116)	(51)	(6)	(3)
Units Outstanding End of Year	2,067	1,996	1,943	1,849	2,574	2,659	18	11
[c] On January 9, 2006, Oppenheimer Funds, Inc., replaced Oppenheimer Cap Advisers as subadviser to the Fund.

See notes to financial statements

Sun Life (N.Y.) Variable Account D
Statements of Changes in Net Assets - continued
For the Year Ended December 31, 2006
	AN3		FL4		FL5		FL6
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$518	$242	$1,315	$393	$5,807	$1,006	$295	$-
Net realized gains (losses)	2,728	182	869	334	-	1	2,454	16
Net unrealized gains (losses)	4,215	1,076	11,268	2,736	-	-	(607)	402
Net Increase (Decrease) in net assets from operations	7,461	1,500	13,452	3,463	5,807	1,007	2,142	418
Contract Owner Transactions:
Purchase payments received	7,994	7,701	15,251	15,179	22,044	2,859	2,380	-
Net transfers between sub-accounts and fixed account	6,933	21,962	13,878	43,446	24,354	139,872	21,852	2,884
Withdrawals and surrenders	(35)	-	(67)	-	-	-	-	-
Mortality and expense risk charges	(306)	(131)	(550)	(234)	(798)	(195)	(139)	(9)
Charges for life insurance protection and monthly administration charge	(3,914)	(1,836)	(7,572)	(3,463)	(39,739)	(9,956)	(1,165)	(142)
Net increase (decrease) in net assets from contract owner activity	10,672	27,696	20,940	54,928	5,861	132,580	22,928	2,733
Total increase (decrease) in net assets	18,133	29,196	34,392	58,391	11,668	133,587	25,070	3,151
Net Assets
Beginning of year	34,569	5,373	68,809	10,418	135,045	1,458	3,151	-
End of year	$52,702	$34,569	$103,201	$68,809	$146,713	$135,045	$28,221	$3,151

Unit Transactions:
Units Outstanding Beginning of Year	3,206	521	6,780	1,075	12,416	138	216	-
Units purchased	704	740	1,422	1,571	1,949	269	159	-
Units transferred between sub-accounts	641	2,132	1,354	4,512	2,150	12,945	1,447	227
Units withdrawn, surrendered, and redeemed for contract charges	(373)	(187)	(762)	(378)	(3,640)	(936)	(86)	(11)
Units Outstanding End of Year	4,178	3,206	8,794	6,780	12,875	12,416	1,736	216

	FL7		FL8		FTI		PHY
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$733	$101	$104	$1	$939	$228	$22	$11
Net realized gains (losses)	2,438	1,336	127	29	1,031	438	-	2
Net unrealized gains (losses)	13,585	11,667	2,236	2,349	12,944	5,030	7	(4)
Net Increase (Decrease) in net assets from operations	16,756	13,104	2,467	2,379	14,914	5,696	29	9
Contract Owner Transactions:
Purchase payments received	12,362	11,110	181	181	8,323	6,720	200	121
Net transfers between sub-accounts and fixed account	11,197	52,705	-	35,432	8,578	46,395	-	77
Withdrawals and surrenders	(70)	-	-	-	(34)	-	-	-
Mortality and expense risk charges	(534)	(242)	(274)	(130)	(426)	(186)	(2)	(2)
Charges for life insurance protection and monthly administration charge	(7,250)	(3,175)	(1,327)	(586)	(5,350)	(2,109)	(94)	(77)
Net increase (decrease) in net assets from contract owner activity	15,705	60,398	(1,420)	34,897	11,091	50,820	104	119
Total increase (decrease) in net assets	32,461	73,502	1,047	37,276	26,005	56,516	133	128
Net Assets
Beginning of year	81,585	8,083	37,423	147	61,287	4,771	228	100
End of year	$114,046	$81,585	$38,470	$37,423	$87,292	$61,287	$361	$228

Unit Transactions:
Units Outstanding Beginning of Year	6,542	771	4,393	18	3,384	290	15	7
Units purchased	926	1,056	21	22	425	406	13	8
Units transferred between sub-accounts	875	5,027	-	4,440	454	2,823	-	5
Units withdrawn, surrendered, and redeemed for contract charges	(590)	(312)	(183)	(87)	(294)	(135)	(6)	(5)
Units Outstanding End of Year	7,753	6,542	4,231	4,393	3,969	3,384	22	15

See notes to financial statements

Sun Life (N.Y.) Variable Account D
Statements of Changes in Net Assets - continued
For the Year Ended December 31, 2006
	PMB		PRR		PTR		PLD
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3,286	$1,537	$14	$1	$2,293	$916	$6,393	$2,305
Net realized gains (losses)	966	1,024	8	3	147	705	(249)	304
Net unrealized gains (losses)	1,378	1,144	(24)	(2)	(405)	(1,175)	(128)	(1,448)
Net Increase (Decrease) in net assets from operations	5,630	3,705	(2)	2	2,035	446	6,016	1,161
Contract Owner Transactions:
Purchase payments received	5,169	5,837	364	-	4,017	4,267	14,112	17,319
Net transfers between sub-accounts and fixed account	4,471	43,974	41	306	7,271	39,418	12,682	113,486
Withdrawals and surrenders	-	-	-	-	(12)	-	-	-
Mortality and expense risk charges	(382)	(169)	(2)	-	(344)	(145)	(1,032)	(452)
Charges for life insurance protection and monthly administration charge	(3,508)	(1,488)	(180)	(46)	(3,560)	(1,310)	(8,551)	(3,757)
Net increase (decrease) in net assets from contract owner activity	5,750	48,154	223	260	7,372	42,230	17,211	126,596
Total increase (decrease) in net assets	11,380	51,859	221	262	9,407	42,676	23,227	127,757
Net Assets
Beginning of year	55,597	3,738	262	-	45,413	2,737	137,972	10,215
End of year	$66,977	$55,597	$483	$262	$54,820	$45,413	$161,199	$137,972

Unit Transactions:
Units Outstanding Beginning of Year	2,913	217	21	-	3,924	242	13,585	1,016
Units purchased	265	331	29	-	345	374	1,368	1,722
Units transferred between sub-accounts	232	2,456	3	25	627	3,434	1,242	11,263
Units withdrawn, surrendered, and redeemed for contract charges	(199)	(91)	(14)	(4)	(335)	(126)	(931)	(416)
Units Outstanding End of Year	3,211	2,913	39	21	4,561	3,924	15,264	13,585
	SSC		SCV		DMC		LA1 [b]
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$72	$36	$262	$-	$198	$6	$34	$-
Net realized gains (losses)	1,137	367	2,780	55	8,505	504	105	-
Net unrealized gains (losses)	2,049	480	4,627	1,666	(4,590)	2,731	144	-
Net Increase (Decrease) in net assets from operations	3,258	883	7,669	1,721	4,113	3,241	283	-
Contract Owner Transactions:
Purchase payments received	3,979	3,490	2,068	-	10,288	9,810	-	-
Net transfers between sub-accounts and fixed account	4,206	9,537	41	28,825	13,219	25,700	3,230	-
Withdrawals and surrenders	(24)	-	-	-	(49)	-	-	-
Mortality and expense risk charges	(123)	(52)	(184)	(86)	(342)	(141)	(14)	-
Charges for life insurance protection and monthly administration charge	(2,047)	(898)	(1,301)	(533)	(5,041)	(2,312)	(728)	-
Net increase (decrease) in net assets from contract owner activity	5,991	12,077	624	28,206	18,075	33,057	2,488	-
Total increase (decrease) in net assets	9,249	12,960	8,293	29,927	22,188	36,298	2,771	-
Net Assets
Beginning of year	15,500	2,540	29,927	-	43,219	6,921	-	-
End of year	$24,749	$15,500	$38,220	$29,927	$65,407	$43,219	$2,771	$-

Unit Transactions:
Units Outstanding Beginning of Year	818	140	2,226	-	3,276	572	-	-
Units purchased	193	195	141	-	753	803	-	-
Units transferred between sub-accounts	210	537	3	2,273	968	2,097	251	-
Units withdrawn, surrendered, and redeemed for contract charges	(106)	(54)	(97)	(47)	(397)	(196)	(55)	-
Units Outstanding End of Year	1,115	818	2,273	2,226	4,600	3,276	196	-
[b] Activity within Sub-Account commenced in May 2006.

See notes to financial statements

Sun Life (N.Y.) Variable Account D
Statements of Changes in Net Assets - continued
For the Year Ended December 31, 2006

	LA2		OCF		VGI		TBC
	Sub-Account		Sub-Account		Sub-Account		Sub-Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$159	$124	$1	$-	$1	$-	$146	$36
Net realized gains (losses)	2,562	1,739	13	4	15	3	367	278
Net unrealized gains (losses)	925	(408)	9	13	18	13	3,954	2,049
Net Increase (Decrease) in net assets from operations	3,646	1,455	23	17	34	16	4,467	2,363
Contract Owner Transactions:
Purchase payments received	1,722	-	201	-	158	-	7,699	7,521
Net transfers between sub-accounts and fixed account	41	28,184	47	323	-	153	9,113	20,906
Withdrawals and surrenders	-	-	-	-	-	-	(33)	-
Mortality and expense risk charges	(180)	(84)	(2)	-	(1)	-	(275)	(116)
Charges for life insurance protection and monthly administration charge	(1,297)	(534)	(161)	(60)	(75)	(47)	(3,805)	(1,707)
Net increase (decrease) in net assets from contract owner activity	286	27,566	85	263	82	106	12,699	26,604
Total increase (decrease) in net assets	3,932	29,021	108	280	116	122	17,166	28,967
Net Assets
Beginning of year	29,021	-	280	-	122	-	34,187	5,220
End of year	$32,953	$29,021	$388	$280	$238	$122	$51,353	$34,187

Unit Transactions:
Units Outstanding Beginning of Year	2,214	-	24	-	10	-	2,782	450
Units purchased	132	-	16	-	12	-	616	655
Units transferred between sub-accounts	3	2,262	4	29	-	13	740	1,834
Units withdrawn, surrendered, and redeemed for contract charges	(109)	(48)	(14)	(5)	(6)	(3)	(327)	(157)
Units Outstanding End of Year	2,240	2,214	30	24	16	10	3,811	2,782

See notes to financial statements

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements

(1) Organization

Sun Life Insurance and Annuity Company of New York Variable Account D (the "Variable Account"), a separate account of Sun Life Insurance and Annuity Company of New York (the "Sponsor") was established on April 24, 2003 as a funding vehicle for the variable portion of certain individual variable universal life insurance contracts.  The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts.  Each Sub-Account is invested in shares of a single corresponding investment portfolio of one of the following mutual funds:

AIM V.I. International Growth Fund Sub-Account, Alger American Mid Cap Growth Portfolio Sub-Account, Goldman Sachs Structured US Equity Sub-Account, Goldman Sachs Mid Cap Value Fund Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Trust Series Sub-Account, MFS/Sun Life Series Trust Government Securities Series Sub-Account, MFS/Sun Life Series Trust High Yield Series Sub-Account, MFS/Sun Life Series Trust New Discovery Series Sub-Account, MFS/Sun Life Series Trust Total Return Series Sub-Account, MFS/Sun Life Series Trust Utilities Series Sub-Account, MFS/Sun Life Series Trust Value Series Sub-Account, Sun Capital Investment Grade Bond Fund Sub-Account, Sun Capital Real Estate Fund Sub-Account, Sun Capital Blue Chip Mid-Cap Fund Sub-Account, Sun Capital Davis Venture Value Fund Sub-Account, Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account, AllianceBernstein VP Growth and Income Portfolio Sub-Account, Fidelity VIP Index 500 Portfolio Sub-Account, Fidelity VIP Money Market Portfolio Sub-Account, Fidelity VIP Contrafund Portfolio Sub-Account, Fidelity VIP Overseas Portfolio Sub-Account, Fidelity VIP Growth Portfolio Sub-Account, Franklin Templeton Foreign Securities Sub-Account, PIMCO High Yield Portfolio Sub-Account, PIMCO Emerging Markets Bond Portfolio Sub-Account, PIMCO Real Return Portfolio Sub-Account, PIMCO Total Return Portfolio Sub-Account, PIMCO Low Duration Fund Sub-Account, Scudder VIT Small Cap Index Fund Sub-Account, Scudder SVS Dreman Small Cap Value Portfolio Sub-Account, Dreyfus MidCap Stock Portfolio Sub-Account, Lord Abbett Growth and Income Portfolio Sub-Account, Lord Abbett Mid-Cap Value Portfolio Sub-Account, Oppenheimer Capital Appreciation Fund Sub-Account, Van Kampen LIT Growth & Income Portfolio Sub-Account and T. Rowe Price Blue Chip Growth Portfolio Sub-Account (collectively the "Funds" or "Sub-Accounts").

The Variable Account exists in accordance with the regulations of the New York State Insurance Department.  The assets and liabilities of the Variable Account are clearly identified and distinguished from the Sponsor’s other assets and liabilities.  Assets applicable to the Variable Account are not chargeable with liabilities arising out of any other business the Sponsor may conduct.

(2) Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of investment income, realized and unrealized gains or losses during the reporting period.  Actual results could differ from those estimates.

Investment Valuations

Investments in the Funds are recorded at their net asset value and are carried at fair value.  Transactions are recorded on a trade date basis.  Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis.  Dividend income and realized gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-distribution date.

Federal Income Tax Status

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, investment income and realized gain distributions earned by the Variable Account on the contracts are not subject to tax.  The Sponsor will review periodically the status of this policy in the event of changes in the tax law.  A provision may be made in future years for any federal income taxes that would be attributed to the contracts.

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements - continued

 (3) Contract Charges and Related Party Transactions

Contract Charges

The Sponsor sells both a Survivorship Variable Universal Life Insurance Product ("Survivorship Product") and Single Life Variable Universal Life Products ("Single Life Products").  The contract charges for these products are as follows:

Mortality and Expense Risk – A mortality and expense risk charge based on the value of the Variable Account is deducted at the monthly anniversary date from the contract’s account value, through the reduction of unit values for the mortality and expense risks assumed by the Sponsor.  The maximum deduction is at an effective annual rate of .60%, for policy years one through 10 for the Single Life Products, and policy years one through 15 for the Survivorship Product.  Thereafter, the effective annual rate is .10% for the Single Life Products and .20% for the Survivorship Product, respectively.

Administration Charges - For the Single Life Products, a monthly charge of $8 is deducted in all policy years, as well as a monthly charge based on the specified face amount is deducted in the first 10 policy years, and for the first 10 policy years following the effective date of each specified face amount increase.  For the Survivorship Product, the monthly expense charge is deducted for the first 10 policy years, and for the first 10 policy years following the effective date of each specified face amount increase.  The charge is based on the specified face amount or increase thereof, times a rate determined by the age, sex and rating class of each insured.  These monthly charges are deducted from each contract’s account value to cover administrative expenses and issuance costs.

Charges for Life Insurance Protection – A monthly cost of insurance charge is deducted from the contract’s account value to cover anticipated costs of providing insurance coverage.  The charge is based on the length of time a policy has been in force and other factors, including issue age, sex, and rating class of each insured, and will not exceed the guaranteed maximum monthly cost of insurance rates based on the 1980 Commissioner’s Standard Ordinary smoker and non-smoker mortality tables.

Sales Charge - The Sponsor deducts a sales charge from premiums at the time of purchase.  For the Single Life Products the current charge is 5.25% of the amount of premium.  The maximum charge is guaranteed not to exceed 7.25%.  For the Survivorship Product, the charge is based on certain factors, including the specified face amount, age, sex, and rating class of the insured.  The current charge is 6% of premiums, and is guaranteed not to exceed 8%.

Surrender Charge - A surrender charge may be deducted to cover certain expenses relating to the sale of the contract.  The surrender charge is based on certain factors, including the specified face amount, the insured’s age, sex and rating class. For the Survivorship Product, the surrender charge period will generally end after 15 policy years from the date of policy issue, or 15 policy years from the effective date of each specified face amount increase.  For the Single Life Products, the Futurity Protector II and Futurity Accumulator II products, the surrender charge applies to the first 12 and nine years respectively, from the date of policy issuance, or the respective policy years from the effective date of each specified face amount increase.  Surrender charges are deducted and retained by the Sponsor.   These amounts are included in the "Withdrawals and Surrenders" line on the Statement of Changes in Net Assets.

Related Party Transactions

Massachusetts Financial Services Company is the investment adviser to the MFS/Sun Life Series Trust.  Sun Capital Advisers LLC is the investment adviser to Sun Capital Advisers Trust.  Both are affiliates of the Sponsor and charge management fees at an effective annual rate ranging from .50% to .75% and .50% to .95% of average net asset value, respectively.

Sun Life (N.Y.) Variable Account D
Notes to the Financial Statements - continued

(4)  Investment Purchases and Sales

The following table shows the cost of shares purchased and proceeds from the sale of investments for each Sub-Account for the year ended December 31, 2006.

	Purchases	Sales

AIM Variable Insurance Funds, Inc.:
V.I. International Growth Fund ("AIM4")	$70	$121
The Alger American Fund:
Mid Cap Growth Portfolio ("AL4")	4,249	1,250
Goldman Sachs Variable Insurance Trust:
Structured US Equity Fund ("GS3")	1,041	1,977
Mid Cap Value Fund ("GS8")	98	68
MFS/Sun Life Series Trust:
Massachusetts Investors Trust Series ("CGS")	161	105
Government Securities Series ("GSS")	3,582	1,021
High Yield Series ("HYS")	8,783	2,886
New Discovery Series ("NWD")	139	79
Total Return Series ("TRS")	139	80
Utilities Series ("UTS")	225	153
Value Series ("EIS")	4,007	2,087
Sun Capital Advisers Trust:
Sun Capital Investment Grade Bond Fund ("SCA2")	1,559	1,081
Sun Capital Real Estate Fund ("SCA3")	11,514	6,427
Sun Capital Blue Chip Mid-Cap Fund ("SCA5")	8,421	1,808
Sun Capital Davis Venture Value Fund ("SCA7")	629	1,470
Sun Capital Oppenheimer Main Street Small Cap Fund ("SCB")	199	94
AllianceBernstein Variable Product Series Fund, Inc.:
VP Growth and Income Portfolio ("AN3")	17,964	4,449
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio ("FL4")	29,690	7,435
Fidelity VIP Money Market Portfolio ("FL5")	52,047	40,378
Fidelity VIP ContrafundTM Portfolio ("FL6")	26,720	1,263
Fidelity VIP Overseas Portfolio ("FL7")	25,606	8,597
Fidelity VIP Growth Portfolio ("FL8")	155	1,471
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Foreign Securities Fund ("FTI")	17,984	5,954
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio ("PHY")	222	96
PIMCO Emerging Markets Bond Portfolio ("PMB")	13,856	3,917
PIMCO Real Return Portfolio ("PRR")	418	169
PIMCO Total Return Portfolio ("PTR")	13,342	3,383
PIMCO Low Duration Portfolio ("PLD")	32,485	8,881
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund ("SSC")	9,488	2,592
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio ("SCV")	4,864	1,441
Dreyfus Investment Portfolios:
MidCap Stock Portfolio ("DMC")	31,639	4,933
Lord Abbett Series Fund, Inc.:
Growth & Income Portfolio ("LA1")	3,334	722
Mid-Cap Value Portfolio ("LA2")	4,361	1,437
Oppenheimer Variable Account Funds:
Capital Appreciation Fund ("OCF")	298	212
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio ("VGI")	166	76
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio ("TBC")	16,321	3,476

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements - continued

(5) Financial Highlights

A summary of unit values, units outstanding, net asset values, Investment Income Ratios and Total Return percentages for the years in the period ended December 31, 2006 is shown below.

	As of December 31			For the Year Ended
			Net Assets
		Unit	Applicable to	Investment
	Units	Fair Value	Contract Holders *	Income Ratio **	Total Return ***
Aim Variable Investments Insurance Funds, Inc.:
V.I. International Growth Fund Sub-Account ("AIM4")
December 31, 2006	15	$17.32	$259	0.96%	28.23%
December 31, 2005	17	13.51	233	1.96	19.99
December 31, 2004	-	-	-	-	-
The Alger American Fund:
Mid Cap Growth Portfolio Sub-Account ("AL4")
December 31, 2006	1,893	15.24	28,853	-	10.14
December 31, 2005	1,952	13.84	27,011	-	7.56
December 31, 2004 [d]	-	-	-	-	-
Goldman Sachs Variable Insurance Trust:
Structured US Equity Fund Sub-Account ("GS3")
December 31, 2006	3,887	12.24	47,571	1.09	12.89
December 31, 2005	4,012	10.84	43,499	1.65	14.34
December 31, 2004	-	-	-	-	-
Mid Cap Value Fund Sub-Account ("GS8")
December 31, 2006 [a]	11	15.79	180	0.90	16.16
December 31, 2005	11	13.59	144	1.43	14.93
December 31, 2004 [d]	-	-	-	-	-
MFS/Sun Life Series Trust:
Massachusetts Investors Trust Series Sub-Account ("CGS")
December 31, 2006	25	11.59	290	0.92	13.30
December 31, 2005	20	10.23	203	1.33	12.65
December 31, 2004	-	-	-	-	-
Government Securities Series Sub-Account ("GSS")
December 31, 2006	1,286	12.94	16,638	4.77	3.68
December 31, 2005	1,139	12.48	14,215	4.58	2.30
December 31, 2004	116	12.20	1,414	-	1.70
High Yield Series Sub-Account ("HYS")
December 31, 2006	4,107	14.95	61,391	7.91	10.39
December 31, 2005	4,010	13.54	54,292	4.94	2.19
December 31, 2004	217	13.25	2,876	-	9.42
New Discovery Series Sub-Account ("NWD")
December 31, 2006 [b]	6	10.59	64	-	9.29
December 31, 2005	-	-	-	-	-
December 31, 2004	-	-	-	-	-
Total Return Series Sub-Account ("TRS")
December 31, 2006 [b]	4	13.85	61	-	10.18
December 31, 2005	-	-	-	-	-
December 31, 2004	-	-	-	-	-
Utilities Series Sub-Account ("UTS")
December 31, 2006	17	15.97	272	2.93	32.28
December 31, 2005	12	12.07	144	1.25	17.82
December 31, 2004	-	-	-	-	-
Value Series Sub-Account ("EIS")
December 31, 2006	3,914	14.97	58,587	1.48	20.96
December 31, 2005	3,968	12.38	49,108	0.15	6.05
December 31, 2004 [d]	-	-	-	-	-
Sun Capital Advisers Trust:
Sun Capital Investment Grade Bond Fund Sub-Account ("SCA2")
December 31, 2006	1,837	13.69	25,159	5.15	5.41
December 31, 2005	1,919	12.99	24,936	4.99	0.33
December 31, 2004	-	12.74	-	-	3.24
Sun Capital Real Estate Fund Sub-Account ("SCA3")
December 31, 2006	2,067	32.01	66,155	1.66	38.96
December 31, 2005	1,996	23.04	45,971	2.54	9.67
December 31, 2004	146	21.00	3,072	-	25.15
Sun Capital Blue Chip Mid-Cap Fund Sub-Account ("SCA5")
December 31, 2006	1,943	16.42	31,909	-	11.30
December 31, 2005	1,849	14.75	27,283	0.19	9.71
December 31, 2004	-	12.65	-	-	10.11
Sun Capital Davis Venture Value Fund Sub-Account ("SCA7")
December 31, 2006	2,574	13.89	35,761	0.72	14.77
December 31, 2005	2,659	12.11	32,189	1.51	7.00
December 31, 2004	-	11.03	-	-	2.38

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements - continued

(5) Financial Highlights - continued

	As of December 31			For the Year Ended
			Net Assets
		Unit	Applicable to	Investment
	Units	Fair Value	Contract Holders *	Income Ratio **	Total Return ***
Sun Capital Oppenheimer Mainstreet Small Cap Fund Sub-Account ("SCB") [c]
December 31, 2006	18	$16.03	$292	0%	13.60%
December 31, 2005	11	14.11	159	-	4.33
December 31, 2004	4	13.53	51	-	9.41
AllianceBernstein Variable Product Series Fund, Inc.:
VP Growth and Income Portfolio Sub-Account ("AN3")
December 31, 2006	4,178	12.62	52,702	1.16	16.98
December 31, 2005	3,206	10.78	34,569	1.20	4.60
December 31, 2004	521	10.31	5,373	0.04	28.94
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account ("FL4")
December 31, 2006	8,794	11.73	103,201	1.49	15.61
December 31, 2005	6,780	10.15	68,809	0.98	4.71
December 31, 2004	1,075	9.69	10,418	-	8.05
Fidelity VIP Money Market Portfolio Sub-Account ("FL5")
December 31, 2006	12,875	11.40	146,713	4.60	4.77
December 31, 2005	12,416	10.88	135,045	3.37	2.93
December 31, 2004	138	10.57	1,458	0.62	0.58
Fidelity VIP ContrafundTM Portfolio Sub-Account ("FL6")
December 31, 2006	1,736	16.25	28,221	1.30	11.59
December 31, 2005	216	14.56	3,151	-	17.56
December 31, 2004	-	12.46	-	-	7.96
Fidelity Variable Insurance Products Fund:
Fidelity VIP Overseas Portfolio Sub-Account ("FL7")
December 31, 2006	7,753	14.71	114,046	0.74	17.95
December 31, 2005	6,542	12.47	81,585	0.24	18.97
December 31, 2004	771	10.48	8,083	-	11.44
Fidelity VIP Growth Portfolio Sub-Account ("FL8")
December 31, 2006	4,231	9.09	38,470	0.28	6.73
December 31, 2005	4,393	8.52	37,423	-	5.67
December 31, 2004	18	8.06	147	-	(0.25)
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Foreign Securities Fund Sub-Account ("FTI")
December 31, 2006	3,969	21.99	87,292	1.24	21.44
December 31, 2005	3,384	18.11	61,287	0.72	10.17
December 31, 2004	290	16.44	4,771	-	11.69
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account ("PHY")
December 31, 2006	22	16.63	361	6.66	9.10
December 31, 2005	15	15.25	228	6.70	4.13
December 31, 2004	7	14.64	100	4.43	8.47
PIMCO Emerging Markets Bond Portfolio Sub-Account ("PMB")
December 31, 2006	3,211	20.86	66,977	5.34	9.28
December 31, 2005	2,913	19.09	55,597	5.43	10.78
December 31, 2004	217	17.23	3,738	2.60	9.61
PIMCO Real Return Portfolio Sub-Account ("PRR")
December 31, 2006	39	12.34	483	4.19	0.72
December 31, 2005	21	12.25	262	3.02	0.84
December 31, 2004	-	-	-	-	-
PIMCO Total Return Portfolio Sub-Account ("PTR")
December 31, 2006	4,561	12.02	54,820	4.44	3.85
December 31, 2005	3,924	11.57	45,413	3.94	2.45
December 31, 2004	242	11.30	2,737	1.24	4.94
PIMCO Low Duration Portfolio Sub-Account ("PLD")
December 31, 2006	15,264	10.56	161,199	4.22	3.98
December 31, 2005	13,585	10.16	137,972	3.17	1.01
December 31, 2004 [d]	1,016	10.05	10,215	0.58	0.55
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account ("SSC")
December 31, 2006	1,115	22.19	24,749	0.35	17.19
December 31, 2005	818	18.93	15,500	0.40	3.99
December 31, 2004	140	18.21	2,540	-	15.65
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account ("SCV")
December 31, 2006	2,273	16.81	38,220	0.76	25.06
December 31, 2005	2,226	13.44	29,927	-	12.82
December 31, 2004 [d]	-	-	-	-	-

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements - continued

(5) Financial Highlights - continued

	As of December 31			For the Year Ended
			Net Assets
		Unit	Applicable to	Investment
	Units	Fair Value	Contract Holders *	Income Ratio **	Total Return ***

Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account ("DMC")
December 31, 2006	4,600	$14.22	$65,407	0.36%	7.75%
December 31, 2005	3,276	13.20	43,219	0.03	9.17
December 31, 2004 [d]	572	12.09	6,921	0.56	20.89
Lord Abbett Series Fund, Inc.:
Growth & Income Portfolio Sub-Account ("LA1")
December 31, 2006 [b]	196	14.15	2,771	1.52	10.67
December 31, 2005	-	-	-	-	-
December 31, 2004	-	-	-	-	-
Mid-Cap Value Portfolio Sub-Account ("LA2")
December 31, 2006	2,240	14.71	32,953	0.53	12.23
December 31, 2005	2,214	13.11	29,021	0.92	14.09
December 31, 2004 [d]	-	-	-	-	-
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account ("OCF")
December 31, 2006	30	12.81	388	0.26	7.95
December 31, 2005	24	11.87	280	-	11.33
December 31, 2004 [d]	-	-	-	-	-
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account ("VGI")
December 31, 2006	16	14.84	238	0.58	16.23
December 31, 2005	10	12.77	122	-	12.21
December 31, 2004 [d]	-	-	-	-	-
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio Sub-Account ("TBC")
December 31, 2006	3,811	13.48	51,353	0.34	9.67
December 31, 2005	2,782	12.29	34,187	0.18	5.94
December 31, 2004 [d]	450	11.60	5,220	0.87	16.00

* The effective date of the Variable Account D investment options was October 25, 2003 however sales did not commence until April 7, 2004.

**  These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in the direct reduction in the unit values. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-Account invests. Balances have been annualized for Sub-Accounts in existence for less than one year.

***  These amounts represent the total return for the period indicated, including changes in the value of the underlying fund.
The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated, or for the period commencing with the first trade date within the fund to the end of the reporting period.

[a] Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premium or transfers.

[b] Activity within Sub-Account commenced in May 2006.

[c] On January 9, 2006, Oppenheimer Funds, Inc., replaced Oppenheimer Cap Advisors as subadviser to the Fund.

[d] The effective date of these investment options in Variable Account D is August 6, 2004.

Sun Life (N.Y.) Variable Account D

Notes to Financial Statements - continued

(6) Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (FIN 48) “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109.  “Accounting for Income Taxes”.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective during the first required financial reporting period for fiscal years beginning after December 15, 2006.  Management of the Sub-Account is currently evaluating the impact of applying the various provisions of FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, (FAS 157) “Fair Value Measurements”.  FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  Management of the Sub-Account is currently evaluating the impact the adoption of FAS 157 will have on the Variable Account’s financial statement disclosures.

Report of Independent Registered Public Accounting Firm

To the Participants of Sun Life (N.Y.) Variable Account D and the Board of Directors of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying statements of condition of AIM V.I. International Growth Fund Sub-Account, Alger American Mid Cap Growth Portfolio Sub-Account, Goldman Sachs Structured U.S. Equity Fund Sub-Account, Goldman Sachs Mid Cap Value Fund Sub-Account, MFS/Sun Life Massachusetts Investors Trust Series Sub-Account, MFS/Sun Life Government Securities Series Sub-Account, MFS/Sun Life High Yield Series Sub-Account, MFS/Sun Life New Discovery Series Sub-Account, MFS/Sun Life Total Return Series Sub-Account, MFS/Sun Life Utilities Series Sub-Account, MFS/Sun Life Value Series Sub-Account, Sun Capital Investment Grade Bond Fund Sub-Account, Sun Capital Real Estate Fund Sub-Account, Sun Capital Blue Chip Mid-Cap Fund Sub-Account, Sun Capital Davis Venture Value Fund Sub-Account, Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account, AllianceBernstein VP Growth and Income Portfolio Sub-Account, Fidelity VIP Index 500 Portfolio Sub-Account, Fidelity VIP Money Market Portfolio Sub-Account, Fidelity VIP ContrafundTM Portfolio Sub-Account, Fidelity VIP Overseas Portfolio Sub-Account, Fidelity VIP Growth Portfolio Sub-Account, Franklin Templeton Foreign Securities Fund Sub-Account, PIMCO High Yield Portfolio Sub-Account, PIMCO VIT Emerging Markets Bond Portfolio Sub-Account, PIMCO VIT Real Return Portfolio Sub-Account, PIMCO VIT Total Return Portfolio Sub-Account, PIMCO VIT Low Duration Portfolio Sub-Account, Scudder VIT Small Cap Index Fund Sub-Account, Scudder SVS Dreman Small Cap Value Portfolio Sub-Account, Dreyfus MidCap Stock Portfolio Sub-Account, Lord Abbett Growth & Income Portfolio Sub-Account, Lord Abbett Mid-Cap Value Portfolio Sub-Account, Oppenheimer Capital Appreciation Sub-Account, Van Kampen LIT Growth & Income Portfolio Sub-Account and T. Rowe Price Blue Chip Growth Portfolio Sub-Account of Sun Life (N.Y.) Variable Account D (collectively the “Sub-Accounts”), as of December 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the years in the period then ended.  These financial statements and financial highlights are the responsibility of the Sub-Accounts management.  Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  The Sub-Accounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Sub-Accounts’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts as of December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 20, 2007
Boston, Massachusetts

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)
For the years ended December 31,

	2006	2005	2004
Revenues

Premiums and annuity considerations	$38,322	$32,247	$35,006
Net investment income	97,365	94,264	93,870
Net realized investment (losses) gains	(6,081)	(4,086)	9,301
Fee and other income	21,083	13,578	13,562

Total revenues	150,689	136,003	151,739

Benefits and Expenses

Interest credited	56,379	69,641	78,220
Policyowner benefits	29,257	25,663	26,622
Other operating expenses	22,988	23,489	19,305
Amortization of deferred policy acquisition costs	18,422	9,491	5,763

Total benefits and expenses	127,046	128,284	129,910

Income before income tax expense and cumulative effect of change in accounting principle	23,643	7,719	21,829

Income tax expense
Federal	7,410	2,278	7,229
State	-	-	82
Income tax expense	7,410	2,278	7,311

Income before cumulative effect of change in accounting principle, net of tax	16,233	5,441	14,518

Cumulative effect of change in accounting principle, net of tax benefit of $471	-	-	(874)

Net income	$16,233	$5,441	$13,644

The accompanying notes are an integral part of the consolidated  financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS

Investments:
Available-for-sale fixed maturity securities at fair value (amortized cost of $1,460,077 and $1,684,650 in 2006 and 2005, respectively)	$1,463,043	$1,682,864
Mortgage loans	161,292	144,422
Policy loans	139	188
Other invested assets	65,922	53
Cash and cash equivalents	54,231	54,540

Total investments and cash	1,744,627	1,882,067

Accrued investment income	15,125	18,400
Deferred policy acquisition costs	85,021	80,640
Deferred federal income taxes	-	4,273
Goodwill	37,788	37,788
Receivable for investments sold	1,244	1,471
Reinsurance receivable	5,906	5,886
Other assets	15,146	4,795
Separate account assets	796,827	681,218

Total assets	$2,701,684	$2,716,538

LIABILITIES

Contractholder deposit funds and other policy liabilities	$1,437,396	$1,642,039
Future contract and policy benefits	54,100	50,549
Deferred federal income taxes	6,953	-
Payable for investments purchased	5,735	12,053
Other liabilities and accrued expenses	90,517	38,676
Separate account liabilities	796,827	681,218

Total liabilities	2,391,528	2,424,535

Commitments and contingencies – Note 19

STOCKHOLDER’S EQUITY

Common stock, $350 par value – 6,001 shares authorized;
6,001 shares issued and outstanding	2,100	2,100
Additional paid-in capital	239,963	239,963
Accumulated other comprehensive income (loss)	1,432	(488)
Retained earnings	66,661	50,428

Total stockholder’s equity	310,156	292,003

Total liabilities and stockholder’s equity	$2,701,684	$2,716,538
The accompanying notes are an integral part of the consolidated  financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
For the years ended December 31,

	2006	2005	2004

Net income	$16,233	$5,441	$13,644
Other comprehensive income (loss)
Net unrealized holding (losses) gains on available-for-sale
securities, net of tax and policyholder amounts (1)	(4,375)	(10,760)	1,383
Reclassification adjustments of realized investment losses (gains)
into net income, net of tax (2)	6,295	(4,211)	(11,646)
Other comprehensive income (loss)	1,920	(14,971)	(10,263)

Comprehensive income (loss)	$18,153	$(9,530)	$3,381

(1)	Net of tax (benefit) expense of $(2.4) million, $(5.8) million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	Net of tax benefit (expense) of $3.4 million, $(2.3) million and $(6.3) million for the years ended December 31, 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(in thousands)
For the years ended December 31,

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder’s Equity

Balance at December 31, 2003	$2,100	$239,963	$24,746	$31,343	$298,152

Net income	-	-	-	13,644	13,644
Other comprehensive loss	-	-	(10,263)	-	(10,263)

Balance at December 31, 2004	2,100	239,963	14,483	44,987	301,533

Net income	-	-	-	5,441	5,441
Other comprehensive loss	-	-	(14,971)	-	(14,971)

Balance at December 31, 2005	2,100	239,963	(488)	50,428	292,003

Net income	-	-	-	16,233	16,233
Other comprehensive income	-	-	1,920	-	1,920

Balance at December 31, 2006	$2,100	$239,963	$1,432	$66,661	$310,156

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
For the years ended December 31,

	2006	2005	2004
Cash Flows From Operating Activities
Net income	$16,233	$5,441	$13,644
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Net amortization of premiums on investments	3,956	7,224	11,239
Amortization of deferred policy acquisition costs	18,422	9,491	5,763
Net realized investment losses (gains)	6,081	4,086	(9,301)
Interest credited to contractholder deposit funds	56,379	69,641	78,220
Deferred federal income taxes	10,193	(947)	7,185
Cumulative effect of change in accounting principle, net
of tax	-	-	874
Changes in assets and liabilities:
Deferred policy acquisition cost additions	(23,909)	(9,646)	(15,086)
Accrued investment income	3,275	844	826
Future contract and policy benefits	3,106	736	132
Other, net	(24,875)	29,604	6,549

Net cash provided by operating activities	68,861	116,474	100,045

Cash Flows From Investing Activities
Sales, maturities and repayments of:
Available-for-sale fixed maturities	757,662	673,665	1,531,260
Equity securities		-	766
Mortgage loans	29,415	7,584	19,960
Purchases of:
Available-for-sale fixed maturities	(549,218)	(568,813)	(1,596,830)
Equity securities	-	-	(623)
Mortgage loans	(46,285)	(15,445)	(48,624)
Other invested assets	(65,858)	-	-
Net change in payable/receivable of investments purchased
and sold	-	-	(4,507)
Net change in policy loans	49	(35)	121
Net change in other investing activities	65,845	-	-

Net cash provided by (used in) investing activities	191,610	96,956	(98,477)

Continued on next page

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)
For the years ended December 31,

	2006	2005	2004

Cash Flows From Financing Activities
Additions to contractholder deposit funds	$121,837	$53,495	$147,241
Withdrawals from contractholder deposit funds	(382,617)	(255,647)	(171,504)
Other, net	-	-	1,621

Net cash used in financing activities	(260,780)	(202,152)	(22,642)

(Decrease) increase in cash and cash equivalents	(309)	11,278	(21,074)

Cash and cash equivalents, beginning of year	54,540	43,262	64,336

Cash and cash equivalents, end of year	$54,231	$54,540	$43,262

Supplemental Information
Income taxes refunded	$-	$274	$525

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sun Life Insurance and Annuity Company of New York ("the Company") engages in the sale of fixed and variable annuity contracts, individual life and group life insurance, group stop loss and group disability insurance in the state of New York.  These contracts are sold by insurance agents, some of whom are registered representatives of national and regional stock brokerage firms, and brokers.

The Company is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life U.S").  The Company is also an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("SLC - U.S. Ops Holdings") and is an indirect wholly-owned subsidiary of Sun Life Financial Inc. ("SLF"), a reporting company under the Securities Exchange Act of 1934.  SLF and its subsidiaries are collectively referred to herein as "Sun Life Financial."

As of December 31, 2004, SLC – U.S. Ops Holdings was a direct wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC").  SLOC is a life insurance company incorporated in 1865 and a direct wholly-owned subsidiary of SLF.  On January 4, 2005, a reorganization was completed under which most of SLOC’s asset management businesses in Canada and the United States were transferred to Sun Life Financial Corp., a newly incorporated wholly-owned subsidiary of SLF.  The Company is now an indirect subsidiary of Sun Life Financial Corp., and continues to be an indirect subsidiary of SLF.

In 2006, the Company established SLNY Private Placement Investment Company I, LLC, a non-insurer investment limited liability corporation.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  The most significant estimates are those used in determining fair value of financial instruments, goodwill, deferred policy acquisition costs ("DAC"), the liabilities for future contract and policyholder benefits and other-than-temporary impairments of investments.  Actual results could differ from those estimates.

Financial Instruments

In the normal course of business, the Company may enter into transactions involving various types of financial instruments, including cash and cash equivalents, fixed maturity securities, mortgage loans, equity securities, debt, loan commitments and financial guarantees.  These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation.  The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash, commercial paper, money market investments, and short term bank participations.  All such investments have been purchased with maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  At the time of purchase, fixed maturity securities are classified based on the Company’s intent as either held-to-maturity or available-for-sale.  In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity.  Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.  Securities that do not meet this criteria are classified as available-for-sale.  Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported as a separate component of other comprehensive income.  Fair values for publicly traded securities are obtained from external market quotations.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities, repayment and liquidity characteristics.  The Company does not engage in trading activities.  All of the Company’s fixed maturity securities are classified as available-for-sale.  Included with available-for-sale fixed maturities are mortgage backed securities in To Be Announced ("TBA") form.  The Company records these purchases on the trade date and the corresponding payable is recorded as an outstanding liability in the payable for investments purchased until the settlement date of the transaction.  All security transactions are recorded on a trade-date basis.

The Company’s accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company will be unable to recover all amounts due under the contractual obligations of the security.  Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired security for additional impairment, if necessary.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (continued)

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses.  Mortgage loans acquired at a premium or discount are carried at amortized values, net of provisions for estimated losses.  Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States.  Mortgage loans are collateralized by the related properties and generally are no more than 75% of each property’s value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan.  Measurement of impairment is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price.  A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount.  Loans are also charged against the allowance when determined to be uncollectible.  The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower’s ability to pay.  While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Policy loans are carried at the amount of the outstanding principal balance.  The loans are collateralized by the respective insurance policy and do not exceed the excess of the net cash surrender value of the policy.

Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the average cost method.  When an impairment of a specific investment is determined to be other-than-temporary, inclusive of changes in the provision for estimated losses on mortgage loans, a realized investment loss is recorded.

Income on investments is recorded on the accrual basis.  Investments are placed in a non-accrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful.  When an investment is placed in non-accrual status, all interest previously accrued is reversed against current period interest income.  Interest accruals are resumed on such investments only when the investments have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the investments are estimated to be fully collectible as to both principal and interest.

Deferred Policy Acquisition Costs

Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business.  Acquisition costs related to investment-type contracts, primarily deferred annuity, universal life and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts.  Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges, interest credited, policyholder benefits and direct variable administrative expenses.  This amortization is reviewed regularly and adjusted, as appropriate, retrospectively when the Company records actual profits and revises its estimate of future gross profits to be realized from this group of products, including realized gains and losses from investments.

Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced.

DAC is also adjusted for amounts relating to unrealized investment gains and losses.  This adjustment, net of tax, is included with unrealized investment gains or losses that are recorded in accumulated other comprehensive income.  DAC was (decreased) increased by $(0.5) million and $0.8 million at December 31, 2006 and 2005, respectively, relating to this adjustment.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Assets

Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization.  Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years.  Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the term of the lease or the estimated useful life of the improvements.

Policy liabilities and accruals

Future contract and policy benefit liabilities include amounts reserved for future policy benefits payable upon contingent events as well as liabilities for unpaid claims due as of the statement date.  Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force.

Policy reserves for annuity contracts include liabilities held for group pension and payout annuity payments and liabilities held for product guarantees on variable annuity products, such as guaranteed minimum death benefits ("GMDB").  Reserves for pension and payout annuity contracts are calculated using the best-estimate interest and decrement assumptions that were set at the time that loss recognition testing resulted in additional reserves.  Loss recognition testing is done periodically to make sure that these assumptions remain adequate.   Reserves for guaranteed minimum death benefits are calculated according to the methodology of American Institute of Certified Public Accountants (the "AICPA") Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"), whereby the expected benefits provided by the guarantees are spread over the duration of the contract in proportion to the benefit assessments.

Policy reserves for universal life contracts are held for benefit coverages that are not fully provided for in the policy account value.  These include rider coverages, conversions from group policies, and benefits provided under market conduct settlements.

Policy reserves for group life and health contracts are calculated using standard actuarial methods recognized by the American Academy of Actuaries. For the tabular reserves, discount rates are based on the Company’s earned investment yield and the morbidity and mortality tables used are standard industry tables modified to reflect the Company’s actual experience when appropriate.  In particular, for the Company’s group known claim reserves, the mortality and morbidity tables for the early durations of claims are based exclusively on the Company’s experience, incorporating factors such as age at disability, sex and elimination period.  These reserves are computed at amounts that, with interest compounded annually at assumed rates, are expected to meet the Company’s future obligations.

Liabilities for unpaid claims consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported.  The amount reported is based upon historical experience, adjusted for trends and current circumstances.  Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.  Revisions of these estimates are included in operations in the year such refinements are made.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities.  The liabilities consist of deposits received plus interest credited, less accumulated policyholder charges, assessments, partial withdrawals and surrenders.  The liabilities are not reduced by surrender charges.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expenses

Premiums for traditional individual life and annuity products are considered earned revenue when due.  Premiums related to group disability insurance and group stop loss are recognized as earned revenue pro-rata over the contract period.  The unexpired portion of these premiums is recorded as unearned premiums.  Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy, and surrender charges.  Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses related to traditional life, annuity and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and to spread income recognition over the expected life of the policy.  For universal life-type and investment-type contracts, expenses include interest credited to policyholders’ accounts and death benefits in excess of account values, which are recognized as incurred.

Operating Expenses

Operating expenses primarily represent allocated compensation and general and administrative expenses.  Management believes intercompany expenses are calculated on a reasonable basis; however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

Income Taxes

For the year ended December 31, 2006, the Company will file a stand-alone federal income tax return, as it did for years 2005 and 2004.  Taxes are computed under SFAS No. 109, "Accounting for Income Taxes."  Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes."  These differences relate primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

Separate Accounts

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and they are generally not subject to liabilities that arise from any other business of the Company.  Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities.  Contracts for which funds are invested in separate accounts include variable life insurance and individual qualified and non-qualified variable annuity contracts.  Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the consolidated financial statements.  Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.  The activity of the separate accounts is not reflected in the Company’s consolidated financial statements except for: (1) the fees the Company receives, which are assessed periodically and recognized as revenue when assessed; and, (2) the activity related to the GMDB, guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") which is reflected in the Company’s consolidated financial statements and accompanying notes.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New and Adopted Accounting Pronouncements

In September 2006, the Securities and Exchange Commission ("SEC") Staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors.  The requirements of SAB No. 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006.  The Company’s adoption of SAB No. 108 during the year ended December 31, 2006 had no impact on the Company’s consolidated financial statements.

In November of 2005, the FASB issued FASB Staff Position ("FSP") 115-1 and 124-1 "The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments."  This FSP is effective for reporting periods beginning after December 15, 2005.  The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss.  The statement also includes accounting guidance for periods subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  Adoption of this FSP did not impact the methodology used by the Company to determine and measure impaired investments.  See disclosure in Note 4.

In May of 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154").  SFAS No. 154 is effective for fiscal years beginning after December 15, 2005.  SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  SFAS No. 154 eliminates the requirement in Accounting Principles Board Opinion No. 20 to include the cumulative effect of a change in accounting in the income statement in the period of change and requires retrospective applications to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the specific period effects or the cumulative effect of the change.  SFAS No. 154 applies to changes required by new accounting pronouncements only when the pronouncement does not include specific transition guidance.  The adoption of SFAS No. 154 did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2004, the Company adopted SOP 03-1.  The major provisions of SOP 03-1 that affect the Company require:

o	Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;
o	Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC; and
o	Reporting and measuring the Company’s interest in its separate accounts as investments.

See Footnote 13 for additional information regarding the impact of adoption of SOP 03-1.

Accounting Standards Not Yet Adopted

In February 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements."  The Company is currently evaluating the impact, if any, that SFAS No. 159 may have on the Company’s consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Not Yet Adopted (continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years.  Earlier application is permitted provided that the reporting entity has not yet issued interim or annual financial statements for that fiscal year.  The Company is currently evaluating the impact, if any, that SFAS No. 157 may have on the Company’s consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48").  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"), an amendment to SFAS No. 140.  SFAS No. 156 requires all separately recognized servicing assets and liabilities to be initially measured at fair value and permits entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to, and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  The option to subsequently measure servicing rights at fair value will allow entities which utilize derivative instruments to hedge their servicing rights to account for such hedging relationships at fair value and avoid the complications of hedge accounting under SFAS No. 133.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  Earlier application is permitted provided that the reporting entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this statement will not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"), an amendment to SFAS No. 133 and SFAS No. 140. Among other things, SFAS No. 155: (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year beginning after September 15, 2006. At initial application of SFAS No. 155, the fair value election provided for in paragraph 4(c) may be applied for hybrid financial instruments that were bifurcated under paragraph 12 of SFAS No. 133 prior to the initial application of SFAS No. 155.

In January 2007, the FASB provided a scope exception under SFAS No. 155 for securitized interests that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets, and for which the investor does not control the right to accelerate the settlement.  If a securitized interest contains any other embedded derivative (for example, an inverse floater), then it would be subject to the bifurcation tests in SFAS No. 133, as would securities purchased at a significant premium.  Following the issuance of the scope exception by the FASB, changes in the market value of the Company’s investment securities would continue to be made through other comprehensive income, a component of stockholders’ equity.  The Company does not expect that the January 1, 2007 adoption of SFAS No. 155 will have a material impact on the Company’s financial position, results of operations or cash flows.  However, to the extent that certain of the Company’s future investments in securitized financial assets do not meet the scope exception adopted by the FASB, the Company’s future results of operations may exhibit volatility if such investments are required to be bifurcated or marked to market value in their entirety through the income statement, depending on the election made by the Company.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Not Yet Adopted (continued)

In September of 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1").   SOP 05-1 provides guidance on accounting by insurance companies for DAC on internal replacements other than those specifically described in FASB Statement No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments."  SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  The adoption of SOP 05-1 did not have an impact the Company’s consolidated financial statements.

2. GOODWILL

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the Company’s acquisition of Keyport Benefit Life Insurance Company ("KBL"), which was a wholly-owned subsidiary of Keyport Life Insurance Company.  KBL was merged into the Company on December 31, 2002.  Goodwill is allocated in total to the Wealth Management Segment.  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived assets are tested for impairment on an annual basis.  The Company completed the required impairment tests during the second quarter of 2006 and concluded that these assets were not impaired.

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

The Company has agreements with Sun Life U.S. and certain affiliates, under which the Company receives, as requested, certain investment and administrative services on a cost reimbursement basis.  Expenses under these agreements amounted to approximately $14.5 million, $16.0 million and $11.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company had $1.0 million and $17.9 million due to related parties at December 31, 2006 and 2005, respectively, and $5.6 million and $0.6 million due from related parties at December 31, 2006 and 2005, respectively.

During 2006, 2005 and 2004, the Company paid $1.4 million, $1.0 million and $1.0 million, respectively, in commission fees to an affiliate, Sun Life Financial Distributors, Inc.

During 2006, 2005 and 2004, the Company paid $1.5 million, $2.8 million and $2.5 million, respectively, in commission fees to Independent Financial Marketing Group, Inc., an affiliate.

During 2006, 2005 and 2004, the Company paid $1.3 million, $1.5 million and 1.4 million, respectively, in investment advisory fees to Sun Capital Advisers LLC, a registered investment adviser and affiliate.

As more fully described in Note 8, the Company has been involved in several reinsurance transactions with SLOC.

As more fully described in Note 10, the Company participates in a pension plan and other post-retirement benefits plan sponsored by Sun Life U.S.

Management believes intercompany revenues and expenses are calculated on a reasonable basis; however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of the Company’s fixed maturities were as follows (in 000’s):

	December 31, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Available-for-sale fixed maturities:
Non-Corporate Securities
Asset backed and mortgage backed securities	$135,634	$421	$(1,392)	$134,663
Foreign government and agency securities	5,662	174	(20)	5,816
U.S. treasury and agency securities	5,897	88	(4)	5,981
Total Non-Corporate Securities	147,193	683	(1,416)	146,460
Corporate Securities
Basic industry	8,057	152	(59)	8,150
Capital goods	114,508	1,023	(494)	115,037
Communications	142,346	1,619	(1,573)	142,392
Consumer cyclical	119,327	740	(1,447)	118,620
Consumer noncyclical	39,116	291	(308)	39,099
Energy	43,472	472	(248)	43,696
Finance	691,623	4,892	(2,482)	694,033
Technology	7,000	-	(405)	6,595
Transportation	27,481	331	(53)	27,759
Utilities	97,842	2,202	(1,296)	98,748
Other	22,112	344	(2)	22,454
Total Corporate Securities	1,312,884	12,066	(8,367)	1,316,583
Total available-for-sale fixed maturities	$1,460,077	$12,749	$(9,783)	$1,463,043

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (continued)

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Available-for-sale fixed maturities:
Non-Corporate Securities
Asset backed and mortgage backed securities	$261,006	$1,114	$(2,015)	$260,105
Foreign government and agency securities	6,192	296	(3)	6,485
U.S. treasury and agency securities	55,874	24	(572)	55,326
Total Non-Corporate Securities	323,072	1,434	(2,590)	321,916
Corporate Securities
Basic industry	9,627	226	(129)	9,724
Capital goods	85,693	1,317	(494)	86,516
Communications	144,968	2,416	(3,434)	143,950
Consumer cyclical	175,601	1,549	(8,369)	168,781
Consumer noncyclical	40,352	942	(555)	40,739
Energy	60,174	1,756	(260)	61,670
Finance	615,594	4,611	(2,720)	617,485
Technology	9,380	31	(297)	9,114
Transportation	46,021	664	(691)	45,994
Utilities	143,378	3,876	(1,317)	145,937
Other	30,790	452	(204)	31,038
Total Corporate Securities	1,361,578	17,840	(18,470)	1,360,948
Total available-for-sale fixed maturities	$1,684,650	$19,274	$(21,060)	$1,682,864

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (Continued)

The amortized cost and fair value by maturity periods for fixed maturities are shown below (in 000’s).  Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2006
	Amortized Cost	Fair Value
Maturities of available-for-sale fixed securities:
Due in one year or less	$144,737	$144,408
Due after one year through five years	572,492	574,370
Due after five years through ten years	345,032	345,744
Due after ten years	262,182	263,858
Subtotal	1,324,443	1,328,380
Asset-backed securities	135,634	134,663
Total	$1,460,077	$1,463,043

Gross gains of $3.4 million, $4.6 million and $17.5 million, and gross losses of $10.2 million, $3.2 million and $7.5 million were realized on the sale of fixed maturities for the years ended December 31, 2006, 2005 and 2004, respectively.

Fixed maturities with an amortized cost of approximately $0.5 million and $0.4 million at December 31, 2006 and 2005, respectively, were on deposit with governmental authorities as required by law.

As of December 31, 2006, 96.2% of the Company’s fixed maturities were investment grade.  Investment grade securities are those that are rated "BBB" or better by nationally recognized statistical rating organizations.  In 2006, $1.5 million of the prior years’ impairment losses were recovered through disposition and are included in net realized losses.  In 2005, no prior years’ losses were recovered through disposition.  In 2004, $0.1 million of the prior years’ impairment losses were recovered through disposition and are included in net realized gains.

The Company discontinued the accrual of income on all of its holdings for issuers in default.  The termination of accrual accounting on these holdings reduced previously accrued income by $0.1 million, $0.3 million and $38,000, for the years ended December 31, 2006, 2005 and 2004, respectively.  The fair market value of these investments was $4.2 million and $0.2 million at December 31, 2005 and 2004, respectively.  As of December 31, 2006, the Company did not have any holdings for issuers that were in default.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (Continued)

The gross unrealized losses and fair value of investments, which have been deemed to be temporarily impaired, aggregated by investment category, number of securities and length of time that securities have been in an unrealized loss position at December 31, 2006 are as follows (dollar amounts in 000’s):

	Less than 12 months			12 months or more			Total
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Non-Corporate Securities
Asset backed and mortgage backed securities	12	$ 11,721	$ (66)	47	$ 66,792	$ (1,326)	59	$ 78,513	$ (1,392)
Foreign government and agency securities	-	-	-	1	985	(20)	1	985	(20)
U.S. treasury and agency securities	1	315	(3)	1	747	(1)	2	1,062	(4)
Total Non-Corporate Securities	13	12,036	(69)	49	68,524	(1,347)	62	80,560	(1,416)
Corporate Securities
Basic industry	-	-	-	2	1,960	(59)	2	1,960	(59)
Capital goods	4	16,008	(53)	4	15,147	(442)	8	31,155	(495)
Communications	6	16,214	(114)	16	32,831	(1,459)	22	49,045	(1,573)
Consumer cyclical	9	22,117	(223)	15	57,674	(1,224)	24	79,791	(1,447)
Consumer noncyclical	2	3,157	(76)	3	4,567	(231)	5	7,724	(307)
Energy	4	6,636	(116)	3	3,186	(132)	7	9,822	(248)
Finance	27	82,283	(529)	32	66,138	(1,953)	59	148,421	(2,482)
Technology	-	-	-	1	6,595	(405)	1	6,595	(405)
Transportation	2	3,674	(24)	1	793	(29)	3	4,467	(53)
Utilities	9	11,438	(196)	10	27,897	(1,100)	19	39,335	(1,296)
Other	1	2,020	(2)	-	-	-	1	2,020	(2)
Total Corporate Securities	64	163,547	(1,333)	87	216,788	(7,034)	151	380,335	(8,367)
Total available-for-sale fixed maturities	77	$ 175,583	$ (1,402)	136	$ 285,312	$ (8,381)	213	$ 460,895	$ (9,783)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (Continued)

The gross unrealized losses and fair value of investments, which have been deemed to be temporarily impaired, aggregated by investment category, number of securities and length of time that securities have been in an unrealized loss position at December 31, 2005 are as follows (dollar amounts in 000’s):

	Less than 12 months			12 months or more			Total
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Non-Corporate Securities
Asset backed and mortgage backed securities	52	$ 98,302	$ (1,367)	13	$ 28,545	$ (648)	65	$ 126,847	$ (2,015)
Foreign government and agency securities	1	1,002	(3)	-	-	-	1	1,002	(3)
U.S. treasury and agency securities	3	8,933	(52)	3	43,380	(520)	6	52,313	(572)
Total Non-Corporate Securities	56	108,237	(1,422)	16	71,925	(1,168)	72	180,162	(2,590)
Corporate Securities
Basic industry	4	3,353	(111)	1	1,032	(17)	5	4,385	(128)
Capital goods	3	11,914	(289)	3	9,281	(205)	6	21,195	(494)
Communications	16	43,415	(917)	11	27,081	(2,517)	27	70,496	(3,434)
Consumer cyclical	30	71,494	(3,685)	10	44,759	(4,684)	40	116,253	(8,369)
Consumer noncyclical	10	18,724	(555)	-	-	-	10	18,724	(555)
Energy	3	5,663	(108)	4	4,626	(152)	7	10,289	(260)
Finance	40	142,166	(1,346)	13	34,197	(1,374)	53	176,363	(2,720)
Technology	-	-	-	1	6,703	(297)	1	6,703	(297)
Transportation	3	5,596	(108)	3	6,052	(584)	6	11,648	(692)
Utilities	17	48,024	(837)	3	9,902	(480)	20	57,926	(1,317)
Other	-	-	-	2	7,033	(204)	2	7,033	(204)
Total Corporate Securities	126	350,349	(7,956)	51	150,666	(10,514)	177	501,015	(18,470)
Total available-for-sale fixed maturities	182	$ 458,586	$ (9,378)	67	$ 222,591	$ (11,682)	249	$ 681,177	$ (21,060)

The Company has a comprehensive process in place to identify potential problem securities that could have an impairment that is other-than-temporary.  At the end of each quarter, all securities with an unrealized loss are reviewed.  An analysis is undertaken to determine whether this decline in market value is other-than-temporary.  The Company’s process focuses on issuer operating performance and overall industry and market conditions.  Any deterioration in operating performance is assessed relative to the impact on issuer financial ratios, including leverage and coverage measures specific to an industry and relative to any investment covenants.  Additionally, the Company’s analysis assesses each issuer’s ability to service its debts in a timely fashion, the length of time the security has been in an unrealized loss position, rating agency actions, and any other key developments as well the Company’s ability and intention, if any, to dispose of its position prior to the fair value increasing so as to allow recovery of the Company’s cost.  The Company has a Credit Committee that includes members from its investment, finance and actuarial functions.  The Credit Committee meets and reviews the results of the Company’s impairment analysis on a quarterly basis.

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States.  Investments are diversified by property type and geographic area.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (Continued)

Mortgage loans

Mortgage loans are collateralized by the related properties and generally are no more than 75% of each property’s value at the time that the original loan is made.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management’s judgment, the mortgage loan’s value has been impaired, appropriate losses are recorded.  The Company had no restructured mortgage loans at December 31, 2006 and 2005, respectively.

Mortgage loans comprised the following property types and geographic regions (in 000’s):

	December 31,
Property Type:	2006	2005
Office building	$52,777	$51,396
Residential	1,700	1,514
Retail	66,564	56,359
Industrial/warehouse	31,842	29,501
Other	8,645	5,888
Valuation allowance	(236)	(236)

Total	$161,292	$144,422

	December 31,
Geographic region:	2006	2005
Arizona	$5,485	$6,854
California	10,481	11,204
Colorado	5,773	5,914
Delaware	11,279	11,612
Florida	22,592	20,112
Georgia	7,206	5,919
Illinois	1,987	2,052
Indiana	6,114	6,434
Kansas	2,729	-
Maryland	10,345	10,680
Minnesota	550	4,876
Missouri	7,297	2,268
Nevada	1,184	1,212
New Jersey	9,305	2,636
New York	15,256	7,296
North Carolina	3,261	3,486
Ohio	9,806	11,486
Pennsylvania	7,360	14,314
Texas	14,535	8,206
Utah	2,492	2,678
Virginia	3,730	3,898
Other	2,761	1,521
Valuation allowance	(236)	(236)

Total	$161,292	$144,422

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (Continued)

At December 31, 2006, scheduled mortgage loan maturities were as follows (in 000’s):

2007	$-
2008	4,831
2009	263
2010	1,441
2011	25,943
Thereafter	128,814
Total	$161,292

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

The Company has made funding commitments of mortgage loans on real estate and other loans into the future.  The outstanding funding commitments for these mortgages amounted to $7.8 million and $2.5 million at December 31, 2006 and 2005, respectively.

5. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment (losses) gains consisted of the following for the years ended December 31 (in 000’s):

	2006	2005	2004

Fixed maturities	$(6,834)	$1,462	$9,916
Mortgage loans	-	-	(155)
Short-term investments	-	(2)	143
Other than temporary declines	(771)	(5,546)	(689)
Sales of previously impaired assets	1,524	-	86
Total	$(6,081)	$(4,086)	$9,301

6. NET INVESTMENT INCOME

Net investment income consisted of the following for the years ended December 31 (in 000’s):

	2006	2005	2004

Fixed maturities	$88,091	$87,428	$86,999
Mortgage loans	10,017	8,500	7,982
Other (including fair value changes of embedded derivatives)	591	(211)	295
Gross investment income	98,699	95,717	95,276
Less: Investment expenses	1,334	1,453	1,406
Net investment income	$97,365	$94,264	$93,870

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31 (in 000’s):

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$ 54,231	$ 54,231	$ 54,540	$ 54,540
Fixed maturities	1,463,043	1,463,043	1,682,864	1,682,864
Equity securities	17	17	-	-
Mortgages	161,292	162,268	144,422	149,065
Policy loans	139	139	188	188
Separate account assets	796,827	796,827	681,218	681,218

Financial liabilities:
Contractholder deposit funds	1,437,396	1,397,225	1,642,039	1,584,941
Separate account liabilities	796,827	796,827	681,218	681,218

The following methods were used by the Company in determining the estimated fair value of its financial instruments:

Cash and cash equivalents: The fair values of cash and cash equivalents are estimated to be cost plus accrued interest.

Fixed maturities and equity securities: The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately-placed fixed maturities, fair values are estimated by taking into account prices for publicly-traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair value of equity securities are based on quoted market prices.  Equity securities are included within other invested assets within the consolidated balance sheet.

Mortgage: The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans: Policy loans are stated at unpaid principal balances, which approximate fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices.  The fair value of liabilities related to separate accounts is the amount payable on demand, which excludes surrender charges.

Contractholder deposit funds: The fair values of the Company’s general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued.  Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.  The fair values of other deposits with future maturity dates are estimated using discounted cash flows.  GMABs or GMWBs are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are included in contractholder deposit funds.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies and industry standards.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

8. REINSURANCE

The Company had an agreement with SLOC whereby SLOC reinsured the mortality risks of the Company’s group life insurance contracts.  Under this agreement, certain death benefits were reinsured on a yearly-renewable term basis.  The agreement provided that SLOC would reinsure the mortality risks in excess of $50,000 per claim for group life contracts ceded by the Company.  The treaty was commuted effective December 31, 2004.

The Company had an agreement with SLOC whereby SLOC reinsured morbidity risks of a block of the Company’s group long-term disability contracts.  The treaty was commuted effective December 31, 2004.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the mortality risks of the Company’s group life contracts.  Under this agreement, certain group life mortality benefits are reinsured on a yearly- renewable term basis.  The agreement provides that the unrelated company will reinsure amounts above $700,000 per claim for group life contracts ceded by the Company.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the Company’s group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly-renewable term basis. The agreement provides that the unrelated company will reinsure amounts above $4,000 per claim per month for long-term disability contracts ceded by the Company.  The retention limit was raised to $9,000 per claim per month for claims incurred on or after January 1, 2006.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the Company’s group stop loss contracts.  Under this agreement, certain stop loss benefits are reinsured on a yearly-renewable term basis.  The agreement provides that the unrelated company will reinsure specific claims for amounts above $1,000,000 per claim for medical stop loss contracts ceded by the Company.  The retention limit was raised to $1,500,000 for policies sold or renewed on or after January 1, 2006.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures 100% of the risks on a quota share basis for certain specific group life and disability policies.

The effects of reinsurance were as follows (in 000’s):

	For the Years Ended December 31,
	2006	2005	2004

Premiums and annuity considerations
Direct	$40,773	$34,863	$37,251
Ceded – Non-affiliated	2,451	2,616	2,245
Net premiums and annuity considerations	$38,322	$32,247	$35,006

Policyowner benefits
Direct	$31,579	$27,388	$29,412
Ceded – Affiliated	-	-	1,493
Ceded – Non-affiliated	2,322	1,725	1,297
Net policyowner benefits	$29,257	$25,663	$26,622

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

9.  SECURITIES LENDING

On May 1, 2006, the Company established a securities lending program which requires the borrower to provide collateral on a daily basis in amounts in excess of 102% of the fair value of the applicable securities loaned.  The Company maintains effective control over all loaned securities and, therefore, continues to report such loaned securities as fixed maturities in its consolidated balance sheet.

Cash collateral received on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral.  The fair value of collateral held and included in other invested assets was $65.8 million at December 31, 2006.  Fee income earned on securities lending transactions was $0.1 million for the year ended December 31, 2006.

10.  RETIREMENT PLANS

Pension Plan

The Company participates in a non-contributory defined benefit pension plan ("Pension Plan") that is sponsored by Sun Life U.S., which is directly liable for the related obligations.  Benefits under the plan are based on years of service and employees’ average compensation.  The Company is allocated a portion of the Pension Plan’s expenses, or allocated a credit if expected return on plan assets exceeds the Pension Plan’s expenses.  The allocated (credit) expenses were $(38,000), $211,000 and $25,000 for the years ended December 31, 2006, 2005 and 2004, respectively.  Included in the 2005 allocation is a curtailment charge of $205,000 related to changes in the Pension Plan.

401(k) Savings Plan

The Company participates in a savings plan that qualifies under Section 401(k) of the Internal Revenue Code ("the 401(k) Plan") sponsored by Sun Life U.S. for which substantially all employees of at least age 21 are eligible to participate at date of hire.  Employer contributions are matched up to a specified amount of the employee’s contributions to the 401(k) Plan.  The Company’s portion of this employer contribution was $45,000, $16,000 and $19,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Other Post-Retirement Benefit Plans

The Company participates in a plan sponsored by Sun Life U.S. that provides certain health, dental and life insurance benefits ("post-retirement benefits") for retired employees and dependents.  Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age, or retire early upon satisfying an alternate age-plus-service condition.  Life insurance benefits are generally set at a fixed amount.  The Company is allocated a portion of these post-retirement benefit plan expenses.  The allocated expenses were $13,000, $8,000 and $13,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

11. FEDERAL INCOME TAXES

In June 2006, the FASB issued FIN 48.  FIN 48 establishes a comprehensive reporting model which addresses how a business entity should recognize, measure, present and disclose uncertain tax positions that the entity has taken or plans to take on a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

11. FEDERAL INCOME TAXES (continued)

The Company files a stand-alone federal income tax return.  A summary of the components of federal income tax expense (benefit) in the statements of income for the years ended December 31, is as follows (in 000’s):

	2006	2005	2004
Federal income tax expense (benefit):
Current	$(2,783)	$3,225	$124
Deferred	10,193	(947)	7,105

Total	$7,410	$2,278	$7,229

Federal income taxes attributable to operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate of 35%.  The Company’s effective rate differed from the statutory federal income tax rate as follows (in 000’s):

	2006	2005	2004

Federal income tax expense at statutory rate	$8,275	$2,702	$7,640
Prior year items, including settlements	(340)	(424)	(411)
Separate account dividend received deduction	(525)	-	-

Federal income tax expense	$7,410	$2,278	$7,229

Net deferred income tax (liabilities) assets represent the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.  The components of the Company’s deferred tax assets and liabilities as of December 31 were as follows (in 000’s):

	2006	2005

Deferred tax assets:
Actuarial liabilities	$4,555	$24,480
Net operating loss	7,954	-
Investments, net	762	1,138

Total deferred tax assets	13,271	25,618

Deferred tax liabilities:
Deferred policy acquisition costs	(18,836)	(18,669)
Other	(1,388)	(2,676)

Total deferred tax liabilities	(20,224)	(21,345)

Net deferred tax (liabilities) assets	$(6,953)	$4,273

The Company had no net income tax payments for the year ended December 31, 2006. The Company received income tax refunds of approximately $0.3 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.  At December 31, 2006, the Company had $8.0 million of tax benefit on operating loss carryforwards that begin to expire in 2017.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

11. FEDERAL INCOME TAXES (continued)

The Company’s federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits.  In August of 2006, the Company was issued an Revenue Agent’s Report for the tax years 2001 through 2002.  The IRS is currently conducting a federal income tax audit of the Company for the tax years 2003 and 2004.  In the Company’s opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company’s consolidated financial statements.  However, the amounts of these tax liabilities are estimates and could be revised in the future.

Beginning in 2007, the Company is eligible to participate in a consolidated federal income tax return with Sun Life U.S. and other affiliates.

12. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses, included within future contract and policy benefits, related to the Company’s stop loss, group life and group disability insurance products is summarized below (in 000’s):

	2006	2005

Balance at January 1	$33,141	$32,571
Less reinsurance recoverable	(5,886)	(6,381)
Net balance at January 1	27,255	26,190
Incurred related to:
Current year	26,644	23,881
Prior years	(1,294)	(3,143)
Total incurred	25,350	20,738
Paid losses related to:
Current year	(14,881)	(13,860)
Prior years	(6,941)	(5,813)
Total paid	(21,822)	(19,673)

Balance at December 31	36,689	33,141
Less reinsurance recoverable	(5,906)	(5,886)
Net balance at December 31	$30,783	$27,255

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and events occur which may impact the resolution of unsettled claims.   Changes in prior estimates are recorded in results of operations in the year such changes are made.

As a result of changes in estimates of insured events in prior years, the liability for unpaid claims and claims adjustment expense decreased by $1,294 and $3,143 in 2006 and 2005, respectively.  The favorable development experienced in both years was driven mainly by better than expected loss experience in group life.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

13.  LIABILITIES FOR CONTRACT GUARANTEES

On January 1, 2004, the Company adopted the AICPA’s SOP 03-1.  The major provisions of SOP 03-1 that affect the Company require:

o	Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts.
o	Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC.
o	Reporting and measuring the Company’s interest in its separate accounts as investments.

Upon adoption of SOP 03-1 in 2004, the cumulative effect, reported after tax and net of related effects on DAC, decreased net income and stockholder’s equity by $0.9 million.  The reduction in net income was comprised of an increase in benefit reserves (primarily for variable annuity contracts) of $0.9 million, pretax, and a decrease in DAC of $0.5 million, pretax.

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract adjusted for any customer withdrawals, (b) total deposits made on the contract adjusted for any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

The table below represents information regarding the Company’s variable annuity contracts with guarantees at December 31, 2006 (in 000’s):

Benefit Type	Account balance	Net Amount at Risk (a)	Average Attained Age
Minimum Death	$895,458	$31,752	63.8
Minimum Accumulation or Withdrawal	$232,257	$6	60.2

(a) Net amount at risk represents the difference between the guaranteed benefit and account balance.

The table below represents information regarding the Company’s variable annuity contracts with guarantees at December 31, 2005 (in 000’s):

Benefit Type	Account balance	Net Amount at Risk (a)	Average Attained Age
Minimum Death	$824,936	$52,188	63.6
Minimum Accumulation or Withdrawal	$111,592	$22	58.7

(a) Net amount at risk represents the difference between the guaranteed benefit and account balance.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

13.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

The following roll-forward summarizes the reserve for the GMDB for the years ended December 31, (in 000’s):

	2006	2005
Balance at January 1	$681	$533
Benefit Ratio Change / Assumption Changes	84	520
Incurred guaranteed benefits	840	499
Paid guaranteed benefits	(972)	(910)
Interest	48	39

Balance at December 31	$681	$681

Because the Company has not issued products that contain a guaranteed minimum income benefit ("GMIB"), there is no requirement for a GMIB reserve as of December 31, 2006 or December 31, 2005.

The liability for death benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest and less contract benefit payments.  The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges.  The benefit ratio may be in excess of 100%.  For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance.  For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated future gross profits.  Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age.

The liability for guarantees is re-evaluated regularly, and adjustments are made to the liability balance through a charge or credit to policyowner benefits.

GMABs or GMWBs are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies.  The GMAB’s or GMWB’s constituted an asset (a liability) in the amount of $0.4 million and $(0.1) million at December 31, 2006 and December 31, 2005, respectively.

Sales Inducements

The Company currently offers enhanced or bonus crediting rates to policyholders on certain of its annuity products.  Effective January 1, 2004, upon adoption of SOP 03-1, the expenses associated with offering a bonus are deferred and amortized over the life of the related contract in a pattern consistent with the amortization of DAC. Previously some bonuses were deferred and amortized while others were expensed.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

14. DEFERRED POLICY ACQUISITION COSTS

The changes in DAC for the years ended December 31, were as follow (in 000’s):

	2006	2005

Balance at January 1	$80,640	$66,690
Acquisition costs deferred	24,163	10,072
Amortized to expense during year	(18,422)	(9,491)
Adjustment related to change in unrealized
investment (gains) losses during year	(1,360)	13,369
Balance at December 31	$85,021	$80,640

15. SEGMENT INFORMATION

The Company conducts business principally in three operating segments and maintains a Corporate Segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities.  Each segment is defined consistent with the way results are evaluated by the chief operating decision-maker.

Net investment income is allocated based on segmented assets, including allocated capital, by line of business.  Allocation of operating expenses are made using both standard rates and actual expenses incurred.  Management evaluates the results of the operating segments on an after-tax basis.  The Company does not materially depend on one or a few customers, brokers or agents for a significant portion of its operations.

Effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to be more closely aligned with rating agency standards.  The changes impact the amount of capital and income on capital that is allocated to Individual Protection, Group Protection and Wealth Management from the Corporate Segment.

Wealth Management

The Wealth Management Segment markets, sells and administers fixed and variable annuity products.

Group Protection

The Group Protection Segment markets, sells and administers group life, stop loss, long-term disability and short-term disability insurance products.  These products are sold to employers that provide group benefits for their employees.

Individual Protection

The Individual Protection Segment markets, sells and administers universal life insurance, variable universal life insurance and conversions from the Company’s group life product.

Corporate

The Corporate Segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

15. SEGMENT INFORMATION (continued)

The following amounts pertained to the various business segments (in 000’s):

Year ended December 31, 2006

	Wealth	Group	Individual
	Management	Protection	Protection	Corporate	Totals
Total Revenues	$97,296	$39,833	$8,226	$5,334	$150,689
Total Expenditures	86,956	35,356	7,662	(2,928)	127,046
Pretax Income (Loss)	10,340	4,477	564	8,262	23,643

Net Income (Loss)	$7,803	$2,910	$366	$5,154	$16,233

Total Assets	$2,357,623	$80,969	$123,752	$139,340	$2,701,684

Year ended December 31, 2005

	Wealth	Group	Individual
	Management	Protection	Protection	Corporate	Totals
Total Revenues	$101,854	$32,604	$1,366	$179	$136,003
Total Expenditures	94,084	32,333	1,899	(32)	128,284
Pretax Income (Loss)	7,770	271	(533)	211	7,719

Net Income (Loss)	$5,475	$176	$(347)	$137	$5,441

Total Assets	$2,649,575	$55,319	$10,575	$1,069	$2,716,538

Year ended December 31, 2004

	Wealth	Group	Individual
	Management	Protection	Protection	Corporate	Totals
Total Revenues	$116,274	$34,908	$836	$(279)	$151,739
Total Expenditures	96,973	31,605	1,386	(54)	129,910
Pretax Income (Loss)	19,301	3,303	(550)	(225)	21,829

Net Income (Loss)	$11,766	$2,147	$(357)	$88	$13,644

Total Assets	$2,735,845	$53,131	$2,043	$21,283	$2,812,302

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

15. SEGMENT INFORMATION (continued)

As described earlier, effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to be more closely aligned with rating agency standards.  The following provides a summary of the amounts allocated from the Corporate Segment to the other segments related to the allocation of income on capital for the years presented (in 000’s):

Year ended December 31, 2006

	Wealth	Group	Individual
	Management	Protection	Protection	Corporate	Totals
Pretax income (loss)	$4,401	$775	$814	$(5,990)	$-

Year ended December 31, 2005

Pretax income (loss)	$12,379	$362	$-	$(12,741)	$-

Year ended December 31, 2004

Pretax income (loss)	$9,630	$277	$	$(9,907)	$-

16. REGULATORY FINANCIAL INFORMATION

The Company is required to file quarterly and annual statements with the New York State Insurance Department prepared on a statutory accounting basis prescribed or permitted by the State of New York.  Statutory net income and capital stock and surplus differ from net income and stockholder’s equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, and income tax expense reflects only taxes paid or currently payable.

The Company’s statutory capital and surplus, and net (loss) income were as follows (in 000’s):

	Unaudited for the Years ended December 31,
	2006	2005	2004

Statutory capital and surplus	$ 132,693	$ 180,009	$ 192,131
Statutory net (loss) income	(51,183)	(11,841)	14,807

17. DIVIDEND RESTRICTIONS

The Company’s ability to pay dividends is subject to certain statutory restrictions.  The State of New York has enacted laws governing the payment of dividends to stockholders by domestic insurers.  New York law permits a domestic stock life insurance company to distribute a dividend to its shareholders without prior notice to the New York Superintendent of Insurance where the aggregate amount of such dividends in any calendar year does not exceed the lesser of: (i) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (ii) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  No dividends were paid by the Company during 2006, 2005 or 2004.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

18. COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss) as of December 31, were as follows (in 000’s):

	2006	2005	2004

Unrealized gains (losses) on available-for-sale securities	$ 2,976	$ (1,785)	$ 35,255
Policyholder amounts	(989)	823	(12,546)
Tax effect and other	(555)	474	(8,226)

Accumulated other comprehensive income (loss)	$ 1,432	$ (488)	$ 14,483

19. COMMITMENTS AND CONTINGENCIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by the New York state guaranty fund.

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition, results of operations or cash flow of the Company.

Indemnities

In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as contracts with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements.  The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws.  Due to the nature of these indemnification agreements, it is not possible to estimate the Company’s potential liability.

Lease Commitments

The Company leases various facilities and equipment under non-cancelable operating leases with terms of up to 10 years.  As of December 31, 2006, minimum future lease payments under such leases were as follows (in 000’s):

2007	$ 234
2008	239
2009	243
2010	40
Total	$ 756

Total rental expense for the years ended December 31, 2006, 2005 and 2004 was $0.8 million, $1.0 million and $1.0 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Insurance and Annuity Company of New York
Wellesley Hills, Massachusetts

We have audited the accompanying consolidated balance sheets of Sun Life Insurance and Annuity Company of New York and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2004, the Company adopted the provisions of the American Institute of Certified Public Accountants’ Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 27, 2007

PART C

ITEM 26.  EXHIBITS

A.
Resolution of the Board of Directors of Sun Life Insurance and Annuity Company of New York, dated April 24, 2003, authorizing the establishment of Sun Life (N.Y.) Variable Account D (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed with the Securities and Exchange Commission on May 21, 2003.)

B.	None.

C.
Principal Underwriting Agreement between Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc., dated February 1, 2003 (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed with the Securities and Exchange Commission on May 21, 2003.)

D.	(1) Flexible Premium Combination Fixed and Variable Life Insurance Policy.

(2)  Flexible Premium Combination Fixed and Variable Life Insurance Certificate.

(3)  Accelerated Death Benefit Rider.

(4) Payment of Stipulated Premium Rider.

(5) Waiver of Monthly Deductions Rider.

(6)  Charitable Giving Benefit Rider.

(7)  Enhanced Cash Surrender Value Rider.

(8)  Loan Lapse Protection Rider.

(9)  Long Term Accumulation Rider.

(10)  Travel Assistance Endorsement.

E.	Application for Flexible Premium Combination Fixed and Variable Life Insurance Certificate.

F.
Charter and By-Laws of Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to the Depositor's Quarterly Report on Form 10-Q, File No. 333-01079, filed with the Securities and Exchange Commission on May 14, 2004.)

G.
Specimen Reinsurance Contract. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-100829, filed with the Securities and Exchange Commission on October 30, 2002.)

H.           (1)      Participation Agreement, dated February 17, 1998, by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, Exhibit 8d, File No. 333-67864, filed with the Securities and Exchange Commission on November 6, 2002.)

(2)      Amended and Restated Participation Agreement, dated December 13, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, Exhibit 8e, File No. 333-83516, filed with the Securities and Exchange Commission on April 28, 2005.)

(3)      Amended and Restated Participation Agreement, dated September 1, 2004, by and among Sun Life Insurance and Annuity Company of New York, Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, Exhibit 8e, File No. 333-119151, filed with the Securities and Exchange Commission on May 2, 2005.)

(4)      Participation Agreement, dated September 1, 2001, by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, Exhibit 8l, File No. 333-82957, filed with the Securities and Exchange Commission on July 27, 2001.)

(5)      Participation Agreement, dated September 16, 2002, by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc, Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of KBL Variable Account A on Form N-4, Exhibit 8g, File No. 333-102278, filed with the Securities and Exchange Commission on December 31, 2002.)

(6a)      Participation Agreement, dated February 17, 1998, by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, Exhibit 8b, File No. 033-41628, filed with the Securities and Exchange Commission on April 26, 1999.)

(6b)
Amendment 3, dated April 17, 2000, to the Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.)Variable Account J on Form N-6, Exhibit 16b, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(7)      Amended and Restated Participation Agreement, dated November 6, 2002, by and among MFS/Sun Life Series Trust, Sun Life Insurance and Annuity Company of New York, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, Exhibit 8a, File No. 333-107983, filed with the Securities and Exchange Commission on May 28, 2004.)

(8)      Participation Agreement, dated August 1, 2003, by and among Sun Life Insurance and Annuity Company of New York, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, Exhibit H10, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(9)      Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account I on Form N-6, Exhibit H9, File No. 333-143353, filed with the Securities and Exchange Commission on May 30, 2007.)

(10)
Participation Agreement, dated September 12, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, Exhibit H10, File No. 333-59662, filed with the Securities and Exchange Commission on February 26, 2003.)

(11)    Participation Agreement, dated December 1, 2004, by and among Wanger Advisors Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York.  (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, Exhibit H20, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(12a)
Participation Agreement, dated February 17, 1998, by and among Sun Life Assurance Company of Canada (U.S.) and Lord, Abbett & Co. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6, Exhibit 8i, File No. 333-13087, filed with the Securities and Exchange Commission on April 26, 2002.)

(12b)
Amendment 1, dated April 17, 2000, to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York and Lord, Abbett & Co. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, Exhibit H6b, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(13)
Participation Agreement, dated August 6, 2004, by and among Sun Life Insurance and Annuity Company of New York, Van Kampen Life Investments Trust, Van Kampen Funds Inc., Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, Exhibit H16, File No. 333-105438, filed with the Securities and Exchange Commission on May 2, 2005).

(14)
Participation Agreement, dated December 31, 2002, by and among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, Exhibit H17, File No. 333-105438, filed with the Securities and Exchange Commission on May 2, 2005).

(15)
Restated Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Independence Life and Annuity Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, Exhibit H22, File No. 333-111688, filed with the Securities and Exchange Commission on April 27, 2007.)

(16)    Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), M Fund, Inc., M Financial Investment Advisers, Inc. and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account I on Form N-6, Exhibit H16, File No. 333-143354, filed with the Securities and Exchange Commission on May 30, 2007.)

I.	None.

J. (1)	Powers of Attorney. (included as part of the Signature page to this Registration Statement)

(2)
Resolution of the Board of Directors of the Depositor dated July 24, 2003, authorizing the use of Powers of Attorney for Officer signatures. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-100475, filed with the Securities and Exchange Commission on April 23, 2004.)

K.           Legal Opinion.

L.           None.

M.           None.

N.           Consent of Independent Registered Public Accounting Firm.

O.           None.

P.           None.

Q.           None.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor
Thomas A. Bogart Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Director
Ronald Hiebert Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and Chief Financial Officer and Treasurer
Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Counsel
Leila Heckman Bear Stearns Asset Management 383 Madison Avenue New York, NY 10179	Director
Mary Martha Fay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Annuities
Robert C. Salipante Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Chairman and President
Donald B. Henderson, Jr. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019	Director
Michele G. Van Leer Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Individual Insurance
James M.A. Anderson Sun Life Assurance Company of Canada 150 King Street West Toronto Ontario Canada M5H 1J9	Executive Vice President and Chief Investment Officer
Keith Gubbay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and Chief Actuary
Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary
Michael K. Moran Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President and Chief Accounting Officer and Controller
John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations
Peter R. O’Flinn 344 Cream Hill Road West Cornwall, CT 06796	Director
Barbara Z. Shattuck Shattuck Hammond Partners LLC 630 Fifth Avenue, Suite 2950 New York, NY 10019	Director
David K. Stevenson 47 Village Avenue, Suite 301 Dedham, MA 02026	Director
Michael E. Shunney Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Group Insurance

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant.  The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York, a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.),which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 of Sun Life of Canada (U.S.) Variable Account  I, File No. 333-143353, filed September 19, 2007.

None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

ITEM 29.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, I and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, J and N and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

Name and Principal	Position and Offices
Business Address*	with Underwriter

Katherine E. Sarvary	President
Scott M. Davis	Director
Michele G. Van Leer	Director
Mary M. Fay	Director
Ann B. Teixeira	Assistant Vice President, Compliance
Michael S. Bloom	Secretary
Kathleen T. Baron	Chief Compliance Officer
Michael L. Gentile	Vice President
Raymond Scanlon	Vice President
William T. Evers	Assistant Vice President and Senior Counsel
Nancy C. Atherton	Assistant Vice President & Tax Officer
Jane F. Jette	Financial/Operations Principal and Treasurer
Amy E. Mercer	Assistant Secretary
Alyssa M. Gair	Assistant Secretary

*The principal business address of all directors and officers of the principal underwriter is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Insurance and Annuity Company of New York at its Home Offices at 60 East 42nd Street, Suite 1115, New York, NY 10165,  at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Sun Life Assurance Company of Canada (U.S.), at One Sun Life Executive Park, Wellesley Hills, MA 02481.

ITEM 32.  MANAGEMENT SERVICES

Not applicable.

ITEM 33.  FEE REPRESENTATION

Sun Life Insurance and Annuity Company of New York hereby represents that the aggregate fees and charges under the Certificate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life Insurance and Annuity Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement on Form N-6 to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 27th day of November, 2007.

SUN LIFE (N.Y.) VARIABLE ACCOUNT D
(Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(Depositor)

By: ___/s/ Robert C. Salipante______________
Robert C. Salipante
President

Attest:	__/s/ Sandra M. DaDalt_________________
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

SIGNATURES AND POWERS OF ATTORNEY

We, the undersigned officers and directors of Sun Life Insurance and Annuity Company of New York, hereby constitute and appoint Michael S. Bloom, Susan J. Lazzo, James J. Klopper, Sandra M. DaDalt and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of  Sun Life Insurance and Annuity Company of New York on Form N-6 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.  This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert C. Salipante	Director and President and Chairman	November 27, 2007
Robert C. Salipante	(principal executive officer)

/s/ Ronald H. Friesen	Director and Senior Vice President and Chief Financial	November 27, 2007
Ronald H. Friesen	Officer and Treasurer
(principal financial officer)

/s/ Michael K. Moran	Vice President, Chief Accounting Officer and	November 27, 2007
Michael K. Moran	Controller
(principal accounting officer)

/s/ Keith Gubbay	Director	November 27, 2007
Keith Gubbay

/s/ Michael E. Shunney	Director	November 27, 2007
Michael E. Shunney

/s/ Thomas A. Bogart	Director	November 27, 2007
Thomas A. Bogart

/s/ Scott M. Davis	Director	November 27, 2007
Scott M. Davis

/s/ Mary M. Fay	Director	November 27, 2007
Mary M. Fay

/s/ Donald B. Henderson, Jr.	Director	November 27, 2007
Donald B. Henderson, Jr.

/s/ Peter R. O’Flinn	Director	November 27, 2007
Peter R. O’Flinn

/s/ David K. Stevenson	Director	November 27, 2007
David K.Stevenson

/s/ Barbara Z. Shattuck	Director	November 27, 2007
Barbara Z. Shattuck

/s/ Leila Heckman	Director	November 27, 2007
Leila Heckman

/s/ Michele G. Van Leer	Director	November 27, 2007
Michele G. Van Leer

EXHIBIT INDEX

D1	Policy

D2	Certificate

D3	Rider

D4	Rider

D5	Rider

D6	Rider

D7	Rider

D8	Rider

D9	Rider

D10	Endorsement

E	Application

K	Legal Opinion

N	Consent of Independent Registered Public Accounting Firm